Exhibit 99.57

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1.                    Identity of Company

1.1          Name and Address of Company

Franco-Nevada Corporation (“FN”)

Suite 740, Exchange Tower

130 King Street West

Toronto, Ontario M5X 1E4

1.2          Executive Officer

Sandip Rana

Chief Financial Officer

416-306-6300

Item 2.                    Details of Acquisition

2.1          Nature of Business Acquired

The business acquired was Gold Wheaton Gold Corp. (“GW”), a public company listed on the Toronto Stock Exchange. GW is a mining company with 100% of its operating revenue derived from the sale of gold and precious metals that it has agreed to purchase from other mining companies pursuant to three metal purchase agreements (collectively, the “Metal Purchase Agreements”) as follows:

(a)                    a purchase agreement dated July 15, 2008 between GW and FNX Mining Company Limited, as amended;

(b)                   a purchase agreement dated November 28, 2008 between GW, Gold Wheaton (Barbados) Corporation (a wholly-owned Barbados subsidiary of GW), First Uranium Corporation and Chemwes (Proprietary) Limited, as amended; and

(c)                    a purchase agreement dated November 5, 2009 between GW, Gold Wheaton (Barbados) Corporation, First Uranium Corporation and Ezulwini Mining Company (Proprietary) Limited, as amended.

The gold and other precious metals purchased by GW are considered streams. They are metal purchase agreements where, in exchange for an upfront deposit payment, GW has the right to purchase a portion of one or more metals produced from the mine, at a preset price. In the case of gold, the agreements provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce ($400 with a small inflationary adjustment) payable in cash and the balance paid by applying the upfront deposit. Once the upfront deposit is applied, the purchase price is the fixed price per ounce payable in cash. The metals purchased pursuant to the Metal Purchase Agreements are sold to purchasers at their respective world market prices.

2.2          Acquisition Date

FN had acquired 3,889,000 common shares of GW in the market during 2010.

Subsequently, FN obtained an equity interest in GW on January 5, 2011 when it acquired 56,464,126 common shares of GW from Quadra FNX Mining Ltd. (“Quadra”).

The acquisition date for obtaining control of GW was March 14, 2011.

2.3          Consideration

The aggregate consideration paid by FN to acquire all of the issued and outstanding common shares of GW from Quadra and the shareholders of GW (other than FN) was up to C$553,148,635.52 in cash and up to 11,654,127 FN common shares.

In addition, up to 730,698 FN common shares are issuable upon the exercise of outstanding options of GW.

An aggregate of 39,374,998 warrants of GW were outstanding at closing and, upon exercise of a warrant, a warrant holder will be entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of an FN common share, or (ii) C$5.20 in cash and therefore up to C$204,749,989.60 is payable (not taking into account deduction of the applicable exercise price) or up to 6,126,750 FN common shares are issuable upon the exercise of outstanding warrants of GW.

The cash consideration was paid by FN from its own C$ cash resources, including its credit facility (in lieu of converting US$ cash resources). Once FN obtained control of GW, the credit facility amount drawn was fully repaid.

2.4          Effect on Financial Position

The business of GW consisted entirely of purchasing gold and other precious metals pursuant to the Metal Purchase Agreements and reselling the same on world markets and this will not change as a result of GW being acquired by FN.

Effective March 14, 2011, GW amalgamated with a wholly-owned subsidiary of FN to form Franco-Nevada GLW Holdings Corp. Just prior to this amalgamation, all of the officers and directors of GW resigned and FN personnel have taken over management of the amalgamated entity.

2.5          Prior Valuations

The acquisition of GW by FN was a “business combination” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”) and, pursuant to its requirements, a formal valuation of the GW common shares (the “Formal Valuation”) was prepared for GW by Canaccord Genuity Corp. The Formal Valuation is summarized under the heading “Paradigm Fairness Opinion and Canaccord Fairness Opinion and Valuation — Canaccord Fairness Opinion and Valuation” in the Notice of Meeting and Management Information Circular for the Special Meeting of

Shareholders of Gold Wheaton Gold Corp. dated February 4, 2011 (the “GW Management Information Circular”) and the full text of the Formal Valuation is annexed as Schedule “G” to the GW Management Information Circular.  The summary and the full text of the Formal Valuation are incorporated herein by reference.

2.6          Parties to Transaction

The transaction was between FN and GW. The sequence of events leading up to the transaction was as follows:

(a)                                  On December 10, 2010, FN entered into an agreement with Quadra to purchase 56,464,126 GW common shares (the “Quadra Block”), representing 34.5% of the issued and outstanding GW common shares at that time. The purchase of the Quadra Block was based on an agreed price of C$4.65 per GW common share with a top up provision that ultimately resulted in FN paying Quadra C$5.20 per GW common share in cash as a result of the acquisition of GW.

(b)                                 On December 12, 2010, FN entered into a binding letter agreement with GW pursuant to which FN agreed to acquire all of the issued and outstanding GW common shares that it did not already own by way of a court-approved plan of arrangement.

(c)                                  On January 5, 2011, FN completed the purchase of the Quadra Block at the price of C$4.65 per GW common share (the top up amount of C$0.55 per share was due and paid on March 21, 2011 following completion of the acquisition of GW).

(d)                                 On January 5, 2011, FN and GW entered into a definitive arrangement agreement providing for the acquisition by FN of all of the issued and outstanding GW common shares that it did not already own by way of a court-approved plan of arrangement.

GW became an “associate” of FN on January 5, 2011 when FN completed the purchase of the Quadra Block.

2.7          Date of Report

March 22, 2011

Item 3.                    Financial Statements and Other Information

Pursuant to Part 8 of National Instrument 51-102, the following financial statements are attached hereto as Schedules “A” to “E”, respectively:

Schedule “A” — Audited annual financial statements of FN for the year ended December 31, 2009, consisting of the consolidated balance sheets of FN as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years ended December 31, 2009 and 2008 and the related notes, together with the independent auditor’s report prepared by PricewaterhouseCoopers LLP (“PwC”) dated March 23, 2010. FN did not obtain the consent of PwC for the inclusion of their audit report in this Report.

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Schedule “B” — Audited annual financial statements of GW for the year ended December 31, 2009, consisting of the consolidated balance sheets of GW as at December 31, 2009 and 2008, and the consolidated statements of net income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended and the related notes, together with the independent auditor’s report prepared by Deloitte & Touche LLP (“Deloitte”) dated March 8, 2010. FN did not obtain the consent of Deloitte for the inclusion of their audit report in this Report.

Schedule “C” — Unaudited interim financial statements of FN for the period ended September 30, 2010, consisting of the consolidated balance sheets of FN as at September 30, 2010 and December 31, 2009, the consolidated statements of operations and comprehensive income (loss) and cash flows for the three and nine months ended September 30, 2010 and September 30, 2009 and the shareholders’ equity for the nine months ended September 30, 2010 and September 30, 2009 and the related notes.

Schedule “D” — Unaudited interim financial statements of GW for the period ended September 30, 2010, consisting of the consolidated balance sheets of GW as at September 30, 2010 and December 31, 2009, the consolidated statements of net income (loss) and comprehensive income (loss) and cash flows for the three and nine months ended September 30, 2010 and September 30, 2009 and the shareholders’ equity at September 30, 2010 and the related notes.

Schedule “E” — Unaudited pro-forma consolidated financial statements of FN, which give effect to the acquisition of GW and consist of a pro forma consolidated balance sheet as at September 30, 2010, a pro forma consolidated statement of operations for the year ended December 31, 2009 and a pro forma consolidated statement of operations for the nine months ended September 30, 2010 and the notes thereon.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Report constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. The forward-looking statements contained in this Report are based upon assumptions management of FN believes to be reasonable. Readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions relating to FN’s business, please also refer to the “Risk Factors” section of FN’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as FN’s annual and interim MD&As. The forward-looking statements herein are made as of the date of this Report only and FN does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

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Schedule “A”

to Business Acquisition Report

Management’s Responsibility for Financial Information

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Franco-Nevada maintains adequate systems of internal accounting and administrative controls, consistent with reasonable costs. Such systems are designed to provide reasonable assurance that the Company’s assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable.

The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis of financial results.

The Audit and Risk Committee is composed of three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit and Risk Committee also reviews the consolidated financial statements, the management’s discussion and analysis of financial results, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit and Risk Committee.

/s/ David Harquail	/s/ Alex Morrison
David Harquail	Alex Morrison
Chief Executive Officer	Chief Financial Officer

March 23, 2010

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Auditors’ Report

To the Shareholders of Franco-Nevada Corporation

We have audited the consolidated balance sheets of Franco-Nevada Corporation (the Company) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

March 23, 2010

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Franco-Nevada Corporation

Consolidated Balance Sheets

(in thousands of US dollars, except share amounts)

	December 31,	December 31,
	2009	2008
Assets
Cash and cash equivalents (Note 3)	$122,649	$73,249
Short-term investments (Note 4)	377,480	141,576
Royalty receivables	26,789	22,866
Prepaid expenses and other	13,263	10,674
Current assets	540,181	248,365

Royalty interests in mineral properties, net (Note 5)	958,160	806,228
Interests in oil and gas properties, net (Note 6)	390,540	361,645
Investments (Note 4)	106,575	68,683
Future income taxes (Note 11)	19,305	14,826
Other	6,130	4,039
Total assets	$2,020,891	$1,503,786

Liabilities
Accounts payable and accrued liabilities	$9,481	$9,310
Current liabilities	9,481	9,310

Future income taxes (Note 11)	81,142	60,877
Total liabilities	90,623	70,187

Shareholders’ Equity (Note 12)
Common shares, unlimited common shares authorized without par value; issued and outstanding 112,123,500 common shares at December 31, 2009 (100,300,000 at December 31, 2008)	1,848,923	1,549,410
Contributed surplus	51,975	26,380
Retained earnings (deficit)	38,135	(14,512)
Accumulated other comprehensive loss	(8,765)	(127,679)
Total shareholders’ equity	1,930,268	1,433,599

Total liabilities and shareholders’ equity	$2,020,891	$1,503,786

Commitments (Note 15)

Subsequent Events (Note 16)

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

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Franco-Nevada Corporation

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands of US dollars, except per share amounts)

	For the Years Ended December 31,
	2009	2008
Revenue
Mineral royalties	$96,251	$95,746
Oil and gas royalties and working interests	27,730	54,847
Change in fair value - Palmarejo (Note 7(a))	73,412	—
Change in fair value - Other derivative assets (Note 7(b))	1,570	—
Dividends	765	448
Total revenue	199,728	151,041

Costs and expenses
Costs of operations	6,637	8,137
General and administrative	10,381	9,772
Business development	2,243	1,409
Depreciation and depletion	88,945	87,525
Write-down on investments	239	6,454
Write-down on mineral royalty interest	—	2,034
Stock-based compensation expense (Note 12(b))	4,150	4,073
Total costs and expenses	112,595	119,404

Operating income	87,133	31,637
Interest income	1,887	5,323
Interest expense and other	(1,729)	(1,745)
Gain on sale of investments	446	—
Other Income	3,146	—
Foreign exchange gain	7,755	795
Income before income taxes	98,638	36,010

Income tax (expense) recovery (Note 11)	(17,759)	4,337
Net income	$80,879	$40,347

Other comprehensive income (loss):
Unrealized change in market value of securities, net of income tax	$21,474	$(1,599)
Unrealized foreign exchange gain (loss), net of income tax	(40,992)	34,090
Currency translation adjustment	146,187	(170,027)
	126,669	(137,536)
Total comprehensive income (loss)	$207,548	$(97,189)

Basic earnings per share (Note 13)	$0.76	$0.41
Diluted earnings per share (Note 13)	$0.75	$0.41
Basic weighted average shares outstanding (Note 13)	106,683	98,006
Diluted weighted average shares outstanding (Note 13)	107,799	98,593

See accompanying notes to consolidated financial statements

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Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in thousands of US dollars, except share amounts)

	For the Years Ended December 31,
	2009	2008
Cash flows from operating activities
Net income	$80,879	$40,347
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	88,945	87,525
Write-down on mineral royalty interest	—	2,034
Write-down on investments	239	6,454
Unrealized change in fair value - Palmarejo	(54,589)	—
Unrealized change in fair value - Other	(1,570)	—
Other non-cash items	69	1,396
Future income tax expense	10,918	(9,421)
Non-cash stock-based compensation expense	4,150	4,073
Unrealized foreign exchange gain	(432)	(361)
Changes in non-cash assets and liabilities:
Increase in royalty receivables	(3,923)	(19,585)
Increase in prepaid expenses and other	(2,589)	(8,888)
Increase in accounts payable and accrued liabilities	171	5,393
Net cash provided by operating activities	122,268	108,967

Cash flows from investing activities
Proceeds on sale of short-term investments	221,162	—
Purchase of short-term investments	(453,681)	(144,662)
Acquisition of royalty interests in mineral properties	(130,871)	(103,500)
Acquisition of royalty interests in oil & gas properties	(100)	—
Proceeds on sale of investments	3,022	—
Proceeds from call option	918	—
Purchase of investments	(2,181)	(14,076)
Purchase of oil and gas well equipment	(3,179)	(2,892)
Purchase of property and equipment	(23)	(642)
Net cash used in investing activities	(364,933)	(265,772)

Cash flows from financing activities
Net proceeds from issuance of common shares	313,285	260,062
Proceeds from exercise of stock options	4,490	—
Payment of dividends	(28,232)	(21,780)
Net cash provided by financing activities	289,543	238,282
Effect of exchange rate changes on cash and cash equivalents	2,522	(21,122)
Net increase in cash and cash equivalents	49,400	60,355
Cash and cash equivalents at beginning of year	73,249	12,894
Cash and cash equivalents at end of year	$122,649	$73,249

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$500	$517
Income taxes paid during the year	$6,116	$12,948

See accompanying notes to consolidated financial statements

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Franco-Nevada Corporation

Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except share amounts)

	2009	2008
Share capital
Balance, January 1	$1,549,410	$1,310,171
Shares issued on Unit Offering and Over-Allotment exercise	293,799	239,239
Exercise of stock options	4,490	—
Transfer from contributed surplus on exercise of stock options	1,224	—
Balance, December 31	$1,848,923	$1,549,410

	Number	Number
Share capital
Balance, January 1	100,300,000	88,800,000
Shares issued on Unit Offering and Over-Allotment exercise	11,500,000	11,500,000
Exercise of share purchase warrant	1	—
Exercise of stock options	323,499	—
Balance, December 31	112,123,500	100,300,000

Contributed surplus
Balance, January 1	$26,380	$105
Value of warrants on Unit Offering	22,669	22,786
Recognition of non-cash compensation expense	4,150	3,489
Transfer to share capital on exercise of stock options	(1,224)	—
Balance, December 31	$51,975	$26,380

Retained earnings (deficit)
Balance, January 1	$(14,512)	$(33,079)
Dividends	(28,232)	(21,780)
Net income for the year ended December 31	80,879	40,347
Balance, December 31	$38,135	$(14,512)

Accumulated other comprehensive loss
Balance, January 1	$(127,679)	$9,857
Other comprehensive income (loss) for the year ended December 31	126,669	(137,536)
Realized foreign exchange gain	(7,755)	—
Balance, December 31	$(8,765)	$(127,679)

See accompanying notes to consolidated financial statements

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Franco-Nevada Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share amounts)

Note 1 - Nature of Operations

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, investments and other assets. The royalty portfolio holds over 300 royalty interests diversified over a range of commodities and by stage from exploration through to production.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in United States (“US”) dollars. References herein to C$ are to Canadian dollars.

Measurement Uncertainty

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at each financial statement date and the reported amounts of revenue and expenses for each reporting period. The use of estimated resource prices and operators’ estimates of proven and probable reserves, production and production costs (including capital, operating and reclamation costs) related to the Company’s royalties are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty interests and the assessment of the recoverability of the carrying value of royalty interests. Actual results could differ significantly from these estimates.

Translation of Foreign Currency

The reporting currency for the consolidated financial statements is the US dollar. Monetary and non-monetary assets and liabilities of the entities whose functional currency is not the US dollar are translated to US dollars at the exchange rate in effect on the date of the consolidated balance sheet with the resulting translation adjustments recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Income and expenses are translated at the average exchange rate during the reporting period.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, royalty receivables, investments, accounts payable and accrued liabilities. The fair values of the Company’s financial instruments, except for available-for-sale investments, approximate their carrying amounts due to the short maturities of these instruments. As at December 31, 2009, cash and cash equivalents consist of Canadian and US treasury bills and highly-liquid corporate bonds with maturities at the date of purchase of three months or less. As at December 31, 2009, cash was held in interest-bearing cash accounts with various financial institutions.

Available-for-Sale Investments

Investments in securities that management does not have the intent to sell in the near term and that have readily determinable fair values are classified as available-for-sale securities. Transaction costs associated with the acquisition of available-for-sale securities are directly attributable to the initial carrying value of the investment. Unrealized gains and losses on these securities are recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity, except that declines in market value that are judged to be other than temporary are recognized in determining net income. When securities are sold, the realized gains and losses on those securities are included in determining net income. When available-for-sale securities cannot be valued in reference to public markets, these securities are carried at cost.

Interests in Mineral and Oil and Gas Properties

Royalty interests in mineral and oil and gas properties include acquired royalty interests in production, development and exploration stage properties. Royalty interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. As at December 31, 2009, two of the Company’s royalty interests in mineral properties are classified as derivative instruments which are adjusted to their fair values at each balance sheet date. The Company’s remaining royalty interests in mineral and oil and gas properties are all considered to be tangible assets.

Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties.

Acquisition costs of development and exploration stage mineral royalty interests are not depleted until such time as royalty-generating production begins. The Company may receive advanced minimum royalty payments prior to the commencement of production on some of its mineral and oil and gas properties. In these circumstances, the Company would record a depletion expense based on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum royalty payment received.

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Working Interests in Oil and Gas Properties

Working interests are accounted for using the full cost method of accounting. All costs of acquiring, exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition, geological and geophysical costs, carrying charges of unproven properties and the costs of drilling both productive and non-productive wells. For each oil and gas property in which the Company has a working interest, the Company bears its proportionate share of the gross costs based on information received from the operator.

Capitalized costs are accumulated on a country-by-country basis and are amortized and depleted using the units-of-production method, which is estimated using available estimates of proven reserves specifically associated with the oil and gas properties. Acquisition costs of development and exploration stage working interests are not depleted until such time as production begins.

Impairment of Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying value of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the owner that could affect the future recoverability of the Company’s royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated undiscounted future cash flows.

Revenue Recognition

Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared or received.

Cost of Operations

Cost of operations includes various mineral and oil and gas production taxes that are recognized with the related royalty revenues and the Company’s share of the gross costs and production taxes for the working interests in the oil and gas properties.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recorded at the estimated income tax rates payable for the current year. Future income tax assets and liabilities are recorded for temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net future income tax liability or net future income tax asset for the Company at the end of each period, which is measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company derives the future income tax expense or recovery by recording the change in the net future income tax liability or net future income tax asset balance for the year.

The Company’s future income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of future income tax assets when management believes, based on the weight of available evidence, it is more likely than not that a portion or all of the future income tax asset will not be realized.

Stock-based Compensation

Stock Options

The Company may issue stock-based compensation to directors, employees and external parties under the terms of its stock option plan. The Company expenses the fair value of stock-based compensation over the applicable vesting period.

The Company applies the fair value method for incentive stock options granted to directors, officers and employees. The Company measures the fair value of these awards at the date of grant using the Black-Scholes option pricing valuation model. Compensation expense is recognized on a straight-line basis over the vesting period of the stock options. For stock options that are forfeited prior to vesting, the Company credits compensation expense in the period in which the forfeiture occurred.

Any consideration paid upon the exercise of the stock options or purchase of shares is credited to share capital.

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Deferred Share Units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date.

Restricted Stock Units

The Company may grant restricted stock units to officers and employees under the terms of its restricted stock unit plan. The Company determines the fair value of the restricted stock units once the performance conditions associated with these awards can reasonably be estimated. The Company expenses the fair value of the restricted stock units over the applicable vesting period.

Financing Charges

Costs associated with establishing debt facilities are deferred and amortized over the term of the debt facility.

Operating Segments

The Company manages its business under a single operating segment, consisting of resource sector royalty acquisition and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

Earnings per Share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents.

For the year ended December 31, 2009, 1,115,225 “in-the-money” stock options were included in the diluted weighted average shares outstanding using the treasury stock method. 11,499,999 outstanding warrants, 316,436 Special Warrants and 47,215 RSU’s were not included in the diluted weighted average shares as the exercise price of the warrants exceeded the weighted average share price during the year ended December 31, 2009 and the necessary conditions for exercise and vesting had not been met as at December 31, 2009 for the Special Warrants and RSUs, respectively.

Accounting Changes and Recent Pronouncements

(a) EIC 173

In January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) released EIC 173 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The Company has included counterparty risk and credit risk assessments in the fair value estimates for its financial assets and liabilities, most notably in its estimate of the value of derivative assets. Adoption of EIC 173 did not have a significant impact on the Company’s financial statements for the year ended December 31, 2009.

(b) Section 3862 - Financial Instruments - Disclosures

In May 2009, the Accounting Standards Board (“AcSB”) has amended CICA Handbook Section 3862, “Financial Instruments -Disclosures” (“Section 3862”) to require additional disclosures of the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement. The amendments are applicable for years ending after September 30, 2009 and are harmonized with disclosures currently required under US GAAP. The Company has added these additional disclosures to Note 8 - Financial Instruments.

Recent Pronouncements

(a) Section 1582 - Business Combinations

In 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”. These sections will require that non-controlling interests be presented as part of shareholders’ equity on the balance sheet and the controlling parent to present 100% of the subsidiary’s results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted.

(b) International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises. As a result, Franco-Nevada will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

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Note 3 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

At December 31,	2009	2008
Cash deposits	$10,229	$61,215
Term deposits	4,006	—
Treasury bills	28,944	—
Canadian federal and provincial government bonds	79,470	—
Corporate bonds	—	12,034
	$122,649	$73,249

During the year ended December 31, 2009, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $20,789, net of income taxes of $788, being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity. During the year ended December 31, 2008, the US dollar had strengthened relative to the Canadian dollar which resulted in unrealized foreign exchange gains of $14,261, net of income taxes of $2,662, being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 4 - Investments

The following table summarizes the Company’s investments as at December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008
Short-term investments:
Canadian dollar denominated treasury bills	$241,294	$59,714
US dollar denominated treasury bills	136,086	81,762
Certificate of deposit	100	100
Total short-term investments	$377,480	$141,576
Long-term investments:
Investment in Falcondo	28,668	24,500
Newmont Exchangeable Shares	42,602	36,519
Other	35,305	7,664
	$106,575	$68,683

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills, corporate bonds and a certificate of deposit during the year ended December 31, 2009. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value which approximates their carrying values.

As at December 31, 2009, the market value of the Canadian treasury bills decreased from the date of purchase and an unrealized loss of $635 (2008 - gain of $186), net of income taxes of $113 (2008 - $36), was recognized in accumulated other comprehensive income (loss).

Investment in Falcondo

The Company owns 121,729, or 4.1%, of the outstanding common shares in Falcondo, a non-public entity which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant producing ferronickel in the Dominican Republic. This investment has been designated as an available-for-sale security and is recorded at cost.

As at December 31, 2008, the fair value of this investment had decreased which management assessed to be an other-than-temporary decline and, as a result, an impairment of $4,221 was included in the statement of operations and comprehensive income (loss).

Newmont Exchangeable Shares

The Company owns 896,210 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

As at December 31, 2009, the Canadian dollar market value of the Exchangeable Shares decreased compared to the value at December 31, 2008 and an unrealized net gain of $154 (2008 - $981), net of an income tax recovery of $273 (2008 - income tax expense of $76) was recognized in accumulated other comprehensive income (loss).

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On October 5, 2009, the Company wrote a European call option on all of its Newmont Exchangeable Shares. The option had a $52.00 per share strike price and an expiry of January 15, 2010. The total call premium received was $918 being recorded as a deferred liability and was marked-to-market at December 31, 2009. A mark-to-market gain of $714 was recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2009. The call options expired unexercised on January 15, 2010.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at December 31, 2009, the market value of these investments increased compared to their values at December 31, 2008, and an unrealized gain of $21,955 (2008 - loss of $2,765), net of taxes of $2,708 (2008 - $439), was recognized in accumulated other comprehensive income (loss).

During the year ended December 31, 2009, the market value of certain of its investments experienced a decline which management assessed to be other-than-temporary and, as a result, a write-down of $239 (2008 - $2,233) has been included in the statement of operations and comprehensive income (loss).

Note 5 - Royalty Interests in Mineral Properties

The following tables summarize the Company’s interests in mineral properties as at December 31, 2009 and 2008, respectively:

			December 31, 2009
	Cost/Carrying		Accumulated
	Value		depletion	Net
Operating Royalty Interests
Goldstrike	$248,467		$(65,872)	$182,595
Stillwater	224,901		(14,847)	210,054
Gold Quarry	103,621		(9,391)	94,230
Other	184,406		(38,741)	145,665
	761,395	(1)	(128,851)	632,544

Palmarejo (2)	135,135		—	135,135
Development Stage Royalty Interests	160,075		—	160,075
Other	30,406		—	30,406
Total	$1,087,011		$(128,851)	$958,160

(1)          Includes amount of $31,794 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

(2)          Palmarejo is recorded at fair value as discussed in Note 7(a).

			December 31, 2008
			Accumulated
	Cost		depletion	Net
Operating Royalty Interests
Goldstrike	$242,534		$(37,966)	$204,568
Stillwater	219,531		(7,314)	212,217
Gold Quarry	103,620		—	103,620
Other	147,622		(24,874)	122,748
	713,307	(1)	(70,154)	643,153

Development Stage Royalty Interests	132,673		—	132,673
Other	30,402		—	30,402
Total	$876,382		$(70,154)	$806,228

(1)          Includes amount of $178,700 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike Mining Complex (the “Goldstrike Complex”) located in Nevada. The Goldstrike Complex is comprised of: (i) the Betze-Post open pit mine; and (ii) the Meikle and Rodeo underground mines. Barrick Gold Corporation (“Barrick”) is the operator of each of these mines. The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation. The NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

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Stillwater Complex

The Company owns a 5% net smelter return (“NSR”) royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana. The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex. The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly. The Stillwater Complex is operated by Stillwater Mining Company.

Palmarejo

On January 21, 2009, the Company acquired a 50% gold royalty stream in the Palmarejo silver and gold project (the “Palmarejo Project”) in Mexico from Coeur d’Alene Mines Corporation. (See Note 7(a) - Derivative Assets).

Gold Quarry

The Company owns a 7.29% net smelter return (“NSR”) royalty interest on the Gold Quarry Royalty Property. The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont’s Carlin Trend Complex located 40 miles west of Elko, Nevada.

Acquisitions

On December 10, 2009, the Company acquired additional royalty interests on the Marigold Mine property for $20,000. The royalty interests include (i) a 50% interest in a 5-8% gold-indexed sliding scale royalty; (ii) a 50% interest in a 3% net smelter return (“NSR”) royalty; which together cover portions of the Terry Zone, East Hill, Red Hill and Targets deposits at the Marigold Property; and (iii) a 100% interest in a 3% NSR on mining claims which lie immediately adjacent to the southeast corner of the Marigold Mine and are leased to another mining company. The Marigold Mine is currently operated through a joint venture between Goldcorp Inc. and Barrick Gold Corporation.

On November 20, 2009, the Company acquired a 20% undivided interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika, for $13,000 from Moydow Mines International Inc. (“Moydow”). (See Note 16 (b) - Subsequent Events).

On October 29, 2009, the Company acquired for A$20,000 a 0.375% gross royalty on nickel production over two tenement packages in Western Australia; including the operating Mt Keith mine operated by BHP Billiton Nickel West Pty Ltd.

Other

During the year ended December 31, 2008, the Company wrote down the value of one of its interests in an exploration property located in Australia by $2,034 to reflect the fair value of this royalty interest.

Note 6 - Interests in Oil and Gas Properties

The following tables summarize the Company’s interests in oil and gas properties as at December 31, 2009 and 2008, respectively:

			December 31, 2009
			Accumulated
	Cost		depletion	Net
Operating Interests
Edson	$143,854		$(18,885)	$124,969
Weyburn/Midale	91,964		(17,142)	74,822
Other	84,112		(15,635)	68,477
	$319,930	(1)	$(51,662)	$268,268

Development Stage Interests	23,183		—	23,183
Exploration Stage Interests	99,089		—	99,089
Total	$442,202		$(51,662)	$390,540

(1)          Includes amount of $76,559 allocated to value beyond proved reserves which will be included in the depletion calculation once material is converted into proved reserves.

			December 31, 2008
			Accumulated
	Cost		depletion	Net
Operating Interests
Edson	$122,942		$(6,579)	$116,363
Weyburn/Midale	78,595		(5,345)	73,250
Other	71,909		(4,257)	67,652
	273,446	(1)	(16,181)	257,265

Development Stage Interests	19,721		—	19,721
Exploration Stage Interests	84,659		—	84,659
Total	$377,826		$(16,181)	$361,645

(1)          Includes amount of $65,430 allocated to value beyond proven reserves which will be included in the depletion calculation once material is converted into proven reserves.

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Edson

The Edson Property is located in Alberta, Canada. The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd.

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc. The Company holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third-party.

Midale

The Company holds a 1.594% working interest and a 1.175% royalty interest in the Midale Unit. Apache Canada Ltd. is the current Unit operator. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

Working Interests

As at December 31, 2009, the carrying values of the working interests associated with the Weyburn and Midale Units were $52,903 (2008 - $50,215) and $11,028 (2008 - $10,843), respectively.

As at December 31, 2009:

• The Company did not capitalize any of its head office general and administrative costs; and

• Oil and gas working interest properties include $Nil in respect of properties which have been excluded from depletion calculations.

The prices used in the ceiling test evaluation of the Company’s oil and gas reserves were:

Oil and Gas Liquids
$US/Bbl
2010	75.07
2011	77.11
2012	79.10
2013	81.02
2014	83.82
Average thereafter	91.91

Note 7 - Derivative Assets

a) Palmarejo Gold Royalty Stream

On January 21, 2009, the Company acquired a 50% gold royalty stream in the Palmarejo silver and gold project in Mexico from Coeur d’Alene Mines Corporation (“Coeur”) for a total cash consideration of $75,000 and contingent consideration of 316,436 special warrants.

The 50% interest in the gold produced from the Palmarejo Project is payable on the difference between the spot gold price and $400 (four hundred dollars) per ounce, increasing by 1% per annum after the fourth anniversary of closing. The Company is paid based on the greater of (i) 50% of actual gold production and (ii) a minimum amount. The minimum royalty consists of 4,167 ounces per month until payments have been made on a total of 400,000 ounces (the “MR”), following which the Company will be paid based on 50% of actual gold production.

The cash consideration of $75,000 has been allocated entirely to the MR. The special warrants are exercisable, without additional consideration, into 316,436 Franco-Nevada common shares following the achievement by the Palmarejo Project of certain time-based completion tests which must be met prior to September 15, 2010. The special warrants meet the criteria for contingent consideration. As the outcome of these time-based completion tests remains uncertain, their value has not been included in the purchase price of the Palmarejo Project.

Pursuant to Canadian GAAP, the Company has determined that the Palmarejo MR contract meets the definition of a derivative asset and, as such, must record the MR at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). As cash payments are received under this agreement, they are included with the change in the fair value of the MR at each balance sheet date in the statement of operations and comprehensive income (loss).

For the year ended December 31, 2009, the fair value of the MR has been determined using a discounted cash flow valuation model using gold forward curve prices. As at December 31, 2009, the valuation model was updated for the current gold forward curve prices and actual production paid to the Company under the MR during the year ended December 31, 2009, and resulted in a fair value gain of $54,589 for the year ended December 31, 2009. This fair value gain, along with royalty receipts from Palmarejo of $18,823, representing 30,613 ounces of gold, during the year ended December 31, 2009 is included in the consolidated statements of operations and comprehensive income (loss) as “Change in fair value - Palmarejo”.

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Palmarejo Gold Royalty Stream	2009	2008
Royalty receipts	$18,823	$—
Change in fair value - MR	54,589	—
Change in fair value - Palmarejo	$73,412	$—

b) Other derivative assets

The Company acquired an additional royalty interest for $4,000 on May 21, 2009. The royalty agreement includes a minimum royalty clause, which consists of a minimum of 100 ounces (one hundred) per month until payments have been made on a total of 8,000 (eight thousand) ounces. This minimum royalty meets the definition of a derivative asset under Canadian GAAP. The Company has allocated the $4,000 purchase price to the minimum royalty and as such, must record the minimum royalty at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). For the year ended December 31, 2009, the Company recorded a change in fair value of $1,570 related to this minimum royalty resulting from an increase in the gold forward curve prices at December 31, 2009. There were no cash receipts from this royalty interest during the year ended December 31, 2009.

Note 8 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, royalty receivables, other receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of royalties classified as derivative instruments is determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of the covered call option was determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs.

Fair Value of Derivative Instruments

At December 31, 2009	Balance Sheet Classification	Fair Value
Derivative Assets:
Royalty interests	Royalty interests in mineral properties	$141,223
Derivative Liability:
Covered call option	Accounts payable and accrued liabilities	$204

The Company did not hold any derivative instruments as at December 31, 2008.

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in US GAAP. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009 include:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$—	$122,649	$—	$122,649
Short-term investments	—	377,480	—	377,480
Investments(1)	75,537	937	—	76,474
Royalty interests in mineral properties, treated as derivative	—	—	141,223	141,223
Covered call option	—	(204)	—	(204)
	$75,537	$500,862	$141,223	$717,622

(1) Investments exclude $30,101 of investments which are recorded at cost.

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The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprises of Canadian and US treasury bills, and highly-liquid corporate bonds.

b) Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty interests treated as derivative assets

The fair value of royalty interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management’s best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

e) Covered call option

The fair value of the covered call option is determined using an option-pricing model that utilizes a combination of inputs including quoted market prices and market-corroborated inputs and therefore are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company’s Level 3 fair value measurements from December 31, 2008 to December 31, 2009:

Fair value measurement using Level 3 inputs

Royalty Interests Classified as Derivatives

Balance on December 31, 2008	$—
Acquisitions	79,000
Impact of foreign exchange translation	6,064
Gain included in net income	56,159
Balance on December 31, 2009	$141,223

Fair Value of Financial Instruments

	2009		2008
	Carrying	Estimated fair	Carrying	Estimated fair
At December 31,	amount	value	amount	value
Financial assets
Cash and cash equivalents(1)	$122,649	$122,649	$73,249	$73,249
Short-term investments(1)	377,480	377,480	141,576	141,576
Royalty receivables(1)	26,789	26,789	22,866	22,866
Investments(2)	76,474	76,474	48,183	48,183
	$603,392	$603,392	$281,874	$281,874
Financial liabilities
Accounts payable and accrued liabilities(1)	$9,481	$9,481	$9,310	$9,310
	$9,481	$9,481	$9,310	$9,310

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $30,101 (2008 - $24,500) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

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Financial Risk Management

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from the various royalty properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest-bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate and credit risk related to those financial assets.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yields.

Commodity Price Risk

The Company’s royalties are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Canadian dollar net proceeds from the Unit Offering discussed in Note 12(a) are invested in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 50% to 50% as at December 31, 2009. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2009, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment gain of $146,187 in accumulated other comprehensive income (loss) (2008 - loss of $170,027).

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the proceeds from the Unit Offering continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $4,650, or $0.04 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $1,570 per year (assuming the proceeds from the Unit Offering continue to be invested in the same investments as currently exist). As at December 31, 2009, the Company had no outstanding debt under its revolving credit facility (See Note 10 - Revolving Term Credit Facility).

Credit Risk

Credit risk relates to cash and cash equivalents, short-term investments, royalty receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard and Poors. As at December 31, 2009, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving term credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2009, $500,129 was held in either cash and cash equivalents or highly-liquid investments (2008 - $214,825). All of the Company’s financial liabilities are due within one year.

Note 9 - Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource royalty portfolio while ensuring capital protection. The Company’s royalty portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by natural resource operators. Maintaining and managing a diversified, high-margin royalty portfolio with low overheads provides the free cash flow required to fuel organic growth.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009 compared to the prior year. The Company is not subject to material externally imposed material capital requirements.

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As at December 31, 2009, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $500,129 (2008 - $214,825), available-for-sale long-term investments totaling $106,575 (2008 - $68,683), together with an unused $150,000 revolving term credit facility, all of which are available for growing the royalty portfolio and paying dividends. On January 19, 2010, the Company closed an amendment to its revolving credit facility which increased the amount available thereunder to $175,000. (See Note 10 - Revolving Term Credit Facility).

Note 10 - Revolving Term Credit Facility

On January, 19, 2010, the Company closed an amendment to its revolving credit facility (the “Amended Credit Facility”) which provides for the availability over a three-year period for up to $175,000, or the Canadian dollar equivalent, in borrowings. The Company has the option of requesting, during a period of time surrounding each anniversary date, an additional one-year extension of the maturity of the Amended Credit Facility. This request requires the approval of a majority of the lending syndicate.

Advances under the amended facility can be drawn as follows:

US dollars

•        Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 1.25% and 2.00% per annum depending upon the Company’s leverage ratio; or

•        LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 2.25% and 3.00% per annum, depending on the Company’s leverage ratio;

Canadian dollars

•        Prime rate advances with interest payable monthly at the BMO prime rate, plus between 1.25% and 2.00% per annum, depending on the Company’s leverage ratio; or

•        Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 2.25% and 3.00%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice.

Borrowings under the Amended Credit Facility are guaranteed by the Company’s subsidiaries and the Company is required to maintain the security which is currently in place over certain of the Company’s assets. Such security is in the form of general security interests or floating charges, specific pledges, fixed charges or mortgages depending upon the nature and jurisdiction of individual assets being secured.

The Amended Credit Facility is subject to a standby fee of 0.5625% to 0.750% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility.

The Company incurred $2,000 of Amended Credit Facility issuance costs, which, along with the remaining unamortized balance of $939 related to the original credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility.

As at December 31, 2009, there were no amounts outstanding under the Amended Credit Facility and the prime and base rates in effect were 2.25% and 3.75%, respectively.

For the period ended December 31, 2009, the Company recognized debt issuance cost amortization expense of $638 (2008 - $689) and $500 (2008 - $517) of standby and administrative fees which was based on a standby rate of 0.30% to 0.45% in connection with its original credit facility.

Note 11 - Income Taxes

Income taxes for the years ended December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008
Current income tax expense	$6,841	$5,084
Future income tax expense (recovery)	10,918	(9,421)
Net income tax expense (recovery)	$17,759	$(4,337)

62

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the periods ended December 31, 2009 and 2008, are as follows:

	December 31,	December 31,
	2009	2008
Net income before income taxes	$98,638	$36,010
Statutory tax rate	29.79%	30.38%
Tax (expense)/recovery at statutory rate	29,384	10,940
Reconciling items:
Minimum tax credit	(4,284)	—
Resource depletion adjustment	(4,553)	—
Reversal of valuation allowance	(727)	(18,042)
Expenses not tax deductible	(642)	2,117
Differences in foreign statutory tax rates	309	1,353
Changes in current and future tax rates on timing differences	(2,890)	(980)
Foreign withholding tax	1,009	426
Other	153	(151)
Net income tax expense (recovery)	$17,759	$(4,337)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2009	2008
Future income tax asset
Interest in mineral properties	$19,305	$14,826
Total future income tax asset	$19,305	$14,826

Future income tax liabilities
Interests in mineral properties	$30,541	$9,421
Interests in oil and gas properties	58,427	56,957
Investments	5,286	6,337
Share issue and debt issue costs	(12,475)	(11,720)
Non-capital loss carry-forwards	(728)	(693)
Other	91	(162)
Valuation allowance	—	737
Net future income tax liabilities	$81,142	$60,877

The Company has Australian non-capital loss carry-forward of approximately $1,050 (2008 - $2,310) which can be carried forward indefinitely to reduce future years’ taxable income.

Note 12 - Shareholders’ Equity

a) Common Shares

On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2009 Units”) at C$32.20 per 2009 Unit (the “2009 Offering”). Each 2009 Unit consists of one common share and one half of one common share purchase warrants (the “2017 Warrant”). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters’ commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrant being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

On March 13, 2008, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2008 Units”) at C$23.25 per Unit (the “2008 Unit Offering”). Each 2008 Unit consists of one common share and one half of one common share purchase warrant (a “2012 Warrant”). Each whole 2012 Warrant entitles the holder to purchase one common share at a price of C$32.00 at any time before March 13, 2012. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2008 Units. The net proceeds to the Company were $260,062 (C$255,942) after deducting underwriters’ commission and offering expenses of $11,617 (C$11,433). The Company has allocated the net proceeds of the 2008 Unit Offering between the common shares and the 2012 Warrants based upon their relative fair values on the closing date of the 2008 Unit Offering, with the 2012 Warrant value being reflected in contributed surplus. The fair value of the 2012 Warrants was determined to be C$3.90 per whole 2012 Warrant using the Black-Scholes option pricing model, with an assumed risk free interest rate of 3.2%, expected dividend yield of 1.04%, expected life of the 2012 Warrant of four years and expected price volatility of the Company’s common shares of 35%.

63

During the year ended December 31, 2009, the Company declared and paid dividends representing C$0.28 per share (2008 - C$0.24 per share), or $28,232 (2008 - $21,780).

b) Stock-based Compensation

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan (the “Plan”), pursuant to which the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.

The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company.

The aggregate number of common shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 5% of the then issued and outstanding common shares. Within any one-year period, the number of options issued to any single participant shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2009, the Company issued to employees 55,000 stock options (2008 - 655,000) at exercise prices ranging between C$29.11 and C$29.84 (2008 - C$15.41 and C$20.55) . These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The Company uses the fair value method of accounting for stock-based compensation awards. The fair value of stock options granted during 2009 has been determined to be $659 (2008 - $2,899). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.83%	4.18%
Expected dividend yield	0.951%	1.47%
Expected price volatility of the Company’s common shares	64.98%	39.78%
Expected life of the option	4.0 years	4.0 years

and resulted in a weighted average fair value of C$13.98 per stock option (2008 - C$5.42 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

During the year ended December 31, 2009, an expense of $4,150 (2008 - $4,073) related to vested stock options has been included in the consolidated statement of operations and comprehensive income (loss). As at December 31, 2009, there is $5,097 (2008 - $7,702) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Company’s equity compensation plans, which is expected to be recognized over a weighted average period of 1.1 years (2008 - 2.3 years).

Options to purchase common shares of the Company have been granted in accordance with the Plan as follows:

		December 31,			December 31,
		2009			2008
		Weighted average			Weighted average
	Number	exercise price		Number	exercise price
Stock options outstanding, beginning of the year	2,885,000	C$	15.49	2,280,000	C$	15.20
Granted	55,000	C$	29.31	655,000	C$	16.46
Exercised	(323,499)	C$	15.34	—		—
Forfeited	—		—	(50,000)	C$	15.20
Stock options outstanding, end of the year	2,616,501	C$	15.78	2,885,000	C$	15.49
Exercisable stock options, end of the year	1,384,501	C$	15.33	743,333	C$	15.20

64

Options to purchase common shares outstanding at December 31, 2009, carry exercise prices and weighted average lives to maturity as follows:

	Options	Options	Weighted average
Exercise price	outstanding	exercisable	life (years)
C$15.20	2,071,500	1,331,167	7.98
C$15.41	35,000	11,667	8.90
C$15.61	316,667	—	8.01
C$18.91	75,000	25,000	8.64
C$19.22	13,334	—	8.08
C$20.55	50,000	16,667	8.41
C$29.11	40,000	—	9.40
C$29.84	15,000	—	9.42
	2,616,501	1,384,501	8.05

c) Share Purchase Warrants

Outstanding share purchase warrants, at December 31, 2009 and 2008, are as follows:

	December 31,	December 31,
	2009	2008
Warrants outstanding, beginning of the year	5,750,000	—
Issued (See Note 12(a))	5,750,000	5,750,000
Exercised	(1)	—
Warrants outstanding, end of the year	11,499,999	5,750,000

d) Deferred Share Unit Plan

Under the Company’s DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to June 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. For DSUs that have been awarded as compensation, the DSUs vest 33 1/3% on the first day after each of the first three anniversaries of the date of grant, subject to the discretion of the Board of Directors. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2009, 5,779 DSUs were credited to directors under the DSU Plan (2008 - 4,440 DSUs) in connection with the conversion of directors’ fees. No DSUs were awarded to directors as compensation. The value of the DSU liability as at December 31, 2009, was $274 (2008 - $77). The mark-to-market adjustment recorded for the year ended December 31, 2009, in respect of the DSU Plan, was $34 (2008 - $13).

e) Restricted Stock Units

During the year ended December 31, 2009, the Company launched a restricted stock unit plan (“RSU Plan”) whereby restricted share units (“RSUs”) may be granted to employees and officers of the Company. Each RSU is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest at the end of a three year period and may be settled in common shares or cash. Vesting of the RSUs is based on the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.

During the year ended December 31, 2009, 47,215 RSUs were awarded to officers of the Company. The Company has not recognized any expense for these RSUs as the performance criteria for vesting has not been met as at December 31, 2009.

f) Outstanding Purchase Share Warrants, Incentive Stock Options, Special Warrants and Restricted Stock Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options, special warrants and restricted stock units, at December 31, 2009 and 2008, respectively, were exercised:

	December 31,	December 31,
	2009	2008
Common shares outstanding	112,123,500	100,300,000
Stock options	2,616,501	2,885,000
Warrants	11,499,999	5,750,000
Special warrants	316,436	—
Restricted Stock Units	47,215	—
	126,603,651	108,935,000

65

Note 13 - Earnings per Share (“EPS”)

	For the year ended December 31, 2009
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Net income	80,879	106,683	$0.76
Effect of dilutive securities	—	1,116	(0.01)
Diluted EPS	80,879	107,799	$0.75

	For the year ended December 31, 2008
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Net loss	40,347	98,006	$0.41
Effect of dilutive securities	—	587	—
Diluted EPS	40,347	98,593	$0.41

Options to purchase 55,000 shares, warrants to purchase 11,499,999 common shares, 316,436 special warrants and 47,215 RSU’s were outstanding as at December 31, 2009, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2009 and due to the performance criteria for the vesting of the Special Warrants and RSU’s having not been met prior to December 31, 2009.

Options to purchase 70,000 shares and warrants to purchase 5,750,000 common shares were outstanding as at December 31, 2008, but were not included in the computation of diluted EPS due to the exercise prices of these options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2008.

Note 14 - Geographic Information

The following tables reflect geographic financial information:

	Year ended	Period ended
	December 31,	December 31,
	2009	2008
Revenue
United States	$86,653	$90,717
Mexico	73,412	—
Canada	37,000	58,691
Australia	2,663	1,633
Consolidated	$199,728	$151,041
Net income (loss)
United States	$17,602	$29,975
Mexico	52,324	—
Canada	9,362	12,570
Australia	1,591	(2,198)
Consolidated	$80,879	$40,347

For the year ended December 31, 2009, three mineral royalties totaling $115,358, comprised 57.8% of Total Revenue across all geographic segments. During the year ended December 31, 2008, three royalties totaling $71,719, comprised 32.9% from two mineral royalties and 14.6% from an oil and gas royalty, respectively, of Total Revenue across all geographic segments. Geographic revenues are segmented by the jurisdiction of the entity receiving the revenue.

66

	As at	As at
	December 31,	December 31,
	2009	2008
Interests in mineral properties, net
Canada	$130,641	$96,564
United States	645,365	681,054
Mexico	135,135	—
Australia	47,019	28,610
Consolidated	$958,160	$806,228
Total Assets
Canada	$1,109,396	$796,183
United States	710,543	678,157
Mexico	150,755	—
Australia	50,197	29,446
Consolidated	$2,020,891	$1,503,786

Interests in oil and gas properties of $390,540 (2008 - $361,645) and investments of $106,575 (2008 - $141,476) are held in Canada.

Note 15 - Commitments

Operating Leases

At December 31, 2009, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to December 31, 2010	$418
to December 31, 2011	367
to December 31, 2012	324
to December 31, 2013	272
to December 31, 2014 and thereafter	—

Credit Facility

Under the Amended Credit Facility the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of this facility. For the year ended December 31, 2009, standby fees of $500 (2008 - $517) were incurred and paid. (See Note 10 - Revolving Term Credit Facility).

Newmont Call Options

The Company wrote a European-style covered call option on all of its Exchangeable Shares. The options expired unexercised on January 15, 2010. (See Note 4 - Newmont Exchangeable Shares).

Note 16- Subsequent Events

a) International Royalty Corporation

On December 18, 2009, the Company announced an offer to acquire any and all outstanding shares of International Royalty Corporation (“IRC”) for C$6.75 cash per share (the “Offer”). On January 19, 2010, the Company announced a variation and extension to the Offer. The Company extended the period during which shareholders of IRC may deposit their common shares under the Offer from 8:00pm (Toronto time) on January 19, 2010 to 8:00pm (Toronto time) on February 19, 2010. On February 16, 2010, the Company announced that it would allow the Offer to expire on February 19, 2010 as one of the conditions to the Offer could not be fulfilled as IRC had announced that it had received shareholder and optionholder approval of a plan of arrangement with Royal Gold, Inc.

The Company incurred expenses of $670 related to the Offer, which have been included in net income for the year ended December 31, 2009.

b) Acquisition of Moydow Mines International Ltd.

On January 22, 2010, the Company announced the completion of a plan of arrangement among the Company, one of its wholly-owned subsidiaries and Moydow pursuant to which the Company acquired all of the outstanding shares of Moydow. On November 20, 2009, the Company acquired an undivided 20% interest in Moydow’s 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika, for $13,000. The remaining 80% undivided interest in the Subika royalty was acquired pursuant to this plan of arrangement.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Common Share. Moydow options, upon their exercise, will be exerciseable into Common Shares on the same basis as the exchange of Moydow shares for Common Shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 Common Shares and reserved for issuance 94,470 Common Shares upon the exercise of Moydow options, which together were valued at approximately $49,000.

67

Schedule “B”

to Business Acquisition Report

GOLD WHEATON GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors’ Report

To the Shareholders of

Gold Wheaton Gold Corp.

We have audited the consolidated balance sheets of Gold Wheaton Gold Corp. as at December 31, 2009 and 2008, and the consolidated statements of net income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants

March 8, 2010

GOLD WHEATON GOLD CORP.

Consolidated Balance Sheets

As at December 31

(US dollars in thousands)

	2009	2008

ASSETS
Current
Cash	$21,518	$1,515
Short-term investments	65,584	5,913
Accounts receivable	28,385	14,498
Other assets	198	411
	115,685	22,337

Mineral interests (Note 3)	555,507	443,975
Long term investments (Note 4)	6,868	—
Future income tax asset (Note 8)	—	2,410
	$678,060	$468,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 6)	$11,218	$7,847
Current portion of long-term liabilities (Note 5)	47,592	—
	58,810	7,847
Future income tax liabilities (Note 8)	4,106	—
Long-term liabilities (Notes 3 and 5)	89,646	38,673
	152,562	46,520

Shareholders’ equity
Share capital (Note 7)	479,684	396,763
Share purchase warrants (Note 7)	44,387	28,975
Contributed surplus (Notes 5 and 7)	4,345	3,784
Deficit	(4,873)	(7,182)
Accumulated other comprehensive income (loss)	1,955	(138)
	525,498	422,202

	$678,060	$468,722

Commitments (Note 11)

Approved by the Board:

/s/“David Cohen”	/s/“Nolan Watson”
Director - David Cohen	Director - Nolan Watson

The accompanying notes are integral part of these financial statements.

GOLD WHEATON GOLD CORP.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the years ended December 31, 2009 and 2008

US Dollars and shares in thousands, except per share amounts.

	2009	2008
Sales	$62,593	$15,422
Cost of sales	23,931	7,594
Depreciation and depletion	13,559	5,440
	37,490	13,034
Earnings from mining operations	25,103	2,388

Expenses
Interest expense	5,771	14
Office and miscellaneous	493	158
Professional and consulting fees (Note 6)	3,140	1,628
Stock-based compensation	560	3,567
Transfer agent and filing fees	122	66
Travel and promotion	399	168
	10,485	5,601

Income/(loss) before other items	14,618	(3,213)

Other items
Interest income	219	969
Mark-to-market on share purchase warrants	511	—
Foreign exchange loss	(5,708)	(1,779)
Loss on Amended Creditor’s Proposal (Note 6)	—	(599)
Write-off of asset	—	(242)
Income/(loss) before taxes	9,640	(4,864)

Future income tax expense (note 8)	7,331	556

Net income (loss) for the year	2,309	(5,420)

Basic income (loss) per common share (Note 2(a))	$0.02	$(0.12)

Diluted income (loss) per common share (Note 2(a))	$0.02	$(0.12)

Weighted average number of common shares outstanding - basic (Note 2(a))	135,276	46,265

Weighted average number of common shares outstanding - diluted (Note 2(a))	135,760	46,265

Consolidated Statements of Comprehensive Income (Loss)

	2009	2008
Net income (loss)	$2,309	$(5,420)
Other comprehensive Income (loss)
Gain on available for sale securities	2,392	—
Future income tax expense	(299)	—
Foreign currency translation adjustment	—	6
Comprehensive Income (loss)	4,402	(5,414)

The accompanying notes are integral part of these financial statements.

GOLD WHEATON GOLD CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

US dollars in thousands.

	2009	2008
Cash Flows From (used in):
Operating Activities
Net income (loss)	$2,309	$(5,420)
Adjustments for:
Depreciation and depletion	13,559	5,440
Unrealized foreign exchange loss	7,680	5,362
Gain on mark-to-market on share purchase warrants	(511)	—
Future income tax	7,331	556
Non cash interest expense	2,165	—
Stock-based compensation	560	3,567
Write-off of asset	—	242
	33,093	9,747
Changes in non-cash working capital (Note 9)	(9,289)	(7,348)
	23,804	2,399

Investing Activities
Purchase of short-term investments	(77,133)	(70,595)
Redemption of short-term investments	18,761	50,919
Purchase of long term investments	(3,965)	—
Deferred acquisition cost	—	(169)
Mineral Interests	(125,108)	(224,984)
	(187,445)	(244,829)

Financing Activities
Issuance of long term debt	96,455	—
Warrants exercised	2,131	—
Proceeds from issuance of equity securities	89,263	243,945
Share issue costs	(4,812)	—
	183,037	243,945

Effect of exchange rate changes on cash	607	—
Increase in cash	20,003	1,515

Cash, beginning of the year	1,515	—

Cash, end of the year	$21,518	$1,515
Non-cash transactions:
Common shares issued for purchase of mineral interest	$—	$174,598
Common shares issued for finders fee	$—	$67
Common shares issued for settlement of debt	$—	$497
Warrants issued related to debt financing	$10,637	$—
Supplemental cash flow information (Note 9)

GOLD WHEATON GOLD CORP.

Consolidated Shareholders’ Equity

December 31, 2009

US dollars in thousands

					Accumulated Other
			Contributed		Comprehensive
	Common Shares	Warrants	Surplus	Deficit	(Loss)/Income	Total
At December 31, 2007	$1,120	$—	$18	$(1,762)	$(144)	(768)
Private placement - April 21, 2008	1,346	145	—	—	—	1,491
Finder’s fee	67	7	—	—	—	74
Settlement of outstanding debt	497	—	—	—	—	497
Share issuance costs	(70)	(7)	—	—	—	(77)
Warrants exercised	520	(23)	—	—	—	497
Fair value of stock options (Note 7)	—	—	3,567	—	—	3,567
Options exercised	368	—	(99)	—	—	269
Private placement - July 8, 2008	225,112	30,026	—	—	—	255,138
Share issuance costs	(11,865)	(1,583)	—	—	—	(13,448)
Share issuance costs tax recovery	3,085	410				3,495
Mineral interest acquisition	174,598	—	—	—	—	174,598
Promissory note amendment (Note 3)	1,985		298			2,283
Other comprehensive income	—	—	—	—	6	6
Net loss	—	—	—	(5,420)	—	(5,420)
At December 31, 2008	396,763	28,975	3,784	(7,182)	(138)	422,202
Public offering - March 5, 2009	84,146	5,117	—	—	—	89,263
Share issuance costs	(4,536)	(276)	—	—	—	(4,812)
Share issuance costs tax recovery	1,059	56	—	—	—	1,115
Warrants and options exercised	2,252	(121)	—	—	—	2,131
Warrants issued on debt financing	—	10,637	—	—	—	10,637
Expired warrants	—	(1)	1	—	—	—
Fair value of stock options (Note 7)	—	—	560	—	—	560
Net income	—	—	—	2,309	—	2,309
Other comprehensive income	—	—	—	—	2,093	2,093
At December 31, 2009	$479,684	$44,387	$4,345	$(4,873)	$1,955	$525,498

As at December 31, 2009, the total deficit and accumulated other comprehensive loss was $2,918 in thousands (December 31, 2008 - $7,320).

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Gold Wheaton Gold Corp. (“Gold Wheaton” or “the Company”) is a mining company with 100% of its operating revenue from the sale of gold and other precious metals.

The Company has entered into a long-term gold and other precious metal contract with FNX Mining Company Inc. (FNX Operations in Canada) and long-term gold contracts with First Uranium Corporation (Mine Waste Solutions tailings recovery operation and Ezulwini Mine in South Africa) (Note 3).  The production of gold and other precious metals are impacted by the continued operations of the counterparties.  The Company does not control the mining operations.  At any time, any of the operators of the mines may suspend or discontinue operations.

The Company is actively pursuing further growth opportunities, primarily by way of entering into long-term gold purchase contracts.

2.              SIGNIFICANT ACCOUNTING POLICIES

a)              Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

During 2008, the Company changed its year-end from September 30 to December 31.  To increase comparability, the Company is presenting audited financial information for the year ended December 31, 2008.

Effective on February 4, 2010, the Company completed a 10:1 common share consolidation of the total number of issued and outstanding common shares approved at the February 4, 2010  Special Meeting of Shareholders.  As a result of the share consolidation, the Company will have approximately 143,047,466 common shares.  All stock options and common share purchase warrants were consolidated on the same basis as the common shares and have been re-priced accordingly. The Company has reflected the consolidation retroactively.  Consequently, all share capital, stock options and share purchase warrants are presented post-consolidation.

b)              Principles of consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Gold Wheaton (Barbados) Corporation.  All intercompany transactions have been eliminated on consolidation.

c)              Cash and cash equivalents

Cash and cash equivalents include cash, and short term deposits that are readily convertible to cash with an original term to maturity of less than 90 days.  As at December 31, 2009 and 2008, The Company did not hold any short term deposits.

d)              Short-term investments

Short-term investments are guaranteed interest certificates with an original term to maturity of greater than 90 days.

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

e)              Foreign currency translation

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses are included in the determination of earnings.

f)                Changes in functional reporting currency

Effective July 1, 2008, the Company determined that the functional currency had changed from the Canadian to the United States dollar.  This resulted from the change in the nature of the business as all sales and the majority of expenses occur in United States dollars.  Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency.  In accordance with GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States / Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders’ equity were translated at historic rates.  All resulting exchange differences were recognized in other comprehensive loss.

g)             Financial Instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Instruments held as available-for-sale are mark-to-market with unrealized gains and losses being recognized in other comprehensive income.  Financial assets held to maturity, loans and receivables and financial liabilities, other than those held for trading, are measured at amortized cost. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the Statement of Net Income (Loss).

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Held for trading
Short term investments	Held for trading
Accounts receivables and other receivables	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Long-term investment — shares	Available-for-sale
Long-term investment — warrants	Held for trading
Long-term liabilities	Other liabilities

The classification of fair value measurements is based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The level within which the fair value measurement is categorized is based upon the lowest level of input that is significant to the measurement. Level inputs are as follows:

Level 1 — quoted prices in active markets for identical securities

Level 2 — significant observable inputs other than quoted prices included in Level 1

Level 3 — significant unobservable inputs

h)             New accounting policies

Inventories

On January 1, 2009, the Company adopted section 3031, “Inventories”, which replaces Section 3030, and establishes standards for the measurement and disclosure of inventories.  This Section

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

provides more extensive guidance in the following areas: the determination of cost, including allocation of overhead; limitation of permitted cost formulas; and expansion of disclosure requirements to increase transparency. This standard was adopted on a retrospective basis.  The adoption of this accounting standard did not have any impact on the Company’s financial statements.

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted section 3064 “Goodwill and Intangible Assets which establishes guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450 “Research and Development Costs” was withdrawn from the Handbook. This standard was adopted on a retrospective basis.  Adopting this accounting standard did not have a material effect on the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements for the year ended December 31, 2008.

Financial Instruments - Disclosures

In June 2009, the CICA amended Handbook Section 3862 — Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company’s annual consolidated financial statements for its fiscal year ended December 31, 2009.

i)                Income (loss) per share

Basic income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed in accordance with the treasury stock method and the “if converted” method which includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants and convertible debt. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the average market rate during the year. Basic income (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective years.  In addition, the related interest and amortization of deferred financing fees on convertible debt, when dilutive (net of tax) are added back to income, since these would not be paid or incurred if the convertible debt was converted into common shares.

j)                Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses recorded

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

during the reporting periods.  Significant estimates and assumptions include, amongst other things, the reserves and resources and the recoverability of mineral interest, the allocation of mineral purchase price between depletable and non-depletable costs, the composition of future income tax assets and tax liabilities, the assumptions used to determine stock based compensation, and precious metal sales receivables. Actual results could differ from these estimates and these differences could have a significant impact on the financial statements.

k)            Mineral interests

Contracts for which settlement is called for in gold, palladium or platinum, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. Reserves would be based on three years of estimate production (“Estimated Reserves”) when there are no reserves for a specific contract.  The value allocated to reserves or Estimated Reserves is classified as depletable and is depreciated on a unit-of-production basis over the estimated recoverable proven and probable reserves or Estimated Reserves at the mine corresponding to the specific contract.  The value associated with resources and exploration potential is the value beyond proven and probable reserves or Estimated Reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves, Estimated Reserves, or until such time it is written off.

Evaluations of the carrying values of each contract are undertaken each year to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

l)                Stock-based compensation

The Company has a stock-based compensation plan, whereby stock options are granted to employees and non-employees in accordance with the policies of regulatory authorities. The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus or warrant capital. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus or warrant capital, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

m)          Income Taxes

The Company follows the asset and liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to whether it is more likely than not that the future income tax reductions will be realized.

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

n)             Revenue recognition

Revenue from the sale of precious metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of precious metals may be subject to adjustment upon final settlement of estimated precious metal prices, weights, and assays. Adjustments to revenue for precious metal prices are recorded monthly and any other adjustments are recorded on final settlement.

o)              Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on the Company’s previously reported results.

p)              Future accounting pronouncements

Business combination, non-controlling interest, and consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

3.              MINERAL INTERESTS

	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
FNX	$399,240	$14,279	$384,961	$399,240	$5,389	$393,851
MWS	125,172	4,713	120,459	50,174	50	50,124
EMC	50,093	6	50,087	—	—	—
	$574,505	$18,998	$555,507	$449,414	$5,439	$443,975

The value allocated to reserves or Estimated Reserves is classified as depletable and is depleted on a

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

unit-of-production basis over the estimated recoverable proven and probable reserves or Estimated Reserves at the mine.  The value associated with resource and exploration potential is the value beyond proven and probable reserves or Estimated Reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves, Estimated Reserves, or written off due to non-recoverability.

	December 31, 2009			December 31, 2008
		Non-			Non-
	Depletable	Depletable	Total	Depletable	Depletable	Total
FNX	$43,538	$341,423	$384,961	$8,754	$385,097	$393,851
MWS	114,227	6,232	120,459	47,624	2,500	50,124
EMC	3,308	46,779	50,087	—	—	—
	$161,073	$394,434	$555,507	$56,378	$387,597	$443,975

FNX

On July 15, 2008, the Company entered into an agreement with FNX Mining Company Inc. (“FNX”) to purchase 50% of the contained gold equivalent ounces in ore mined and shipped from the FNX Operations.  Total upfront consideration paid was $399.1 million (CDN$400 million).  In addition the Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflationary adjustment starting in 2011) or the then prevailing market price per ounce of gold. The $399.1 million was satisfied by the payment of $174.6 million in cash, the issue of 35 million common shares valued at $174.6 million (CDN $175 million) and a promissory note for $49.9 million (CDN$50 million) (the “Note”). The Company incurred $161 thousand of acquisition costs related to the transaction.

On December 8, 2008, the Company restructured the terms of the Note.  The due date of the Note was extended for 18 months to July 16, 2010.  The Note may be repaid at either FNX’s or the Company’s option through the issuance of common shares of the Company determined by dividing CDN$50 million by the lesser of: (a) $10.00; and (b) the greater of: (i) the 20-day volume average price of the Company’s common shares ending June 30, 2010; and (ii) $2.00.  As consideration for amending the Note, the Company issued one million common shares to FNX.

The Note has an imputed interest rate of 3.88% and the estimated fair value of the equity component of the Note was determined using the Black-Scholes Model. The assumptions used in estimating the fair value are summarized as follows:

Risk free interest rate	1.37%
Divident yield	Nil
Expected volatility	63.20%
Expected life	1.5 years

Mine Waste Solutions (“MWS”)

On November 28, 2008, the Company entered into an agreement with Chemwes (Proprietary) Limited, a subsidiary of First Uranium Corporation (“First Uranium”).  Gold Wheaton will purchase the greater of 20,000 ounces of gold in 2009 and 25 percent of the gold production and thereafter 25

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

percent of the life-of-mine gold production from First Uranium’s Mine Waste Solutions tailings recovery operation (“MWS”) in South Africa.  Total upfront payment was $125 million of which $75 million was paid in 2009.

In addition, the Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2012).

The Company incurred $172 thousand of acquisition costs related to the transaction.

Gold Wheaton is not required to fund any capital expenditures at MWS, including any expansion projects.  MWS will refund the Company $42 million if the third expansion of the gold plant is not completed with certain minimum technical requirements by June 1, 2010, $30 million of which can be recouped by MWS under certain performance conditions.

Ezulwini Mining Company (“EMC”)

On December 8, 2009, the Company entered into an agreement with Ezulwini Mining Company (Proprietary) Limited (“EMC”), a subsidiary of First Uranium.  Gold Wheaton will purchase the greater of 16,500 and 19,500 ounces of gold in 2010 and 2011 respectively and 7 percent of the gold production and thereafter 7 percent of the life-of-mine gold production from EMC’s Ezulwini Mine in South Africa.  Total upfront payment was $50 million.

In addition, the Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2013).

The Company incurred $93 thousand of acquisition costs related to the transaction.

4.     LONG TERM INVESTMENTS

	December 31, 2009			December 31
	Cost	Unrealized gain	Fair Value	2008
Available-for-sale Shares	$3,306	$2,392	$5,698	$—
Held for trading Warrants	659	511	1,170	—
	$3,965	$2,903	$6,868	$—

On April 22, 2009, Gold Wheaton acquired by way of an equity offering 6,250,000 common shares and 3,125,000 warrants of Sandstorm Resources Ltd (“Sandstorm”) for total consideration of $2.0 million.  The warrants are exercisable at a price of $0.60 until April 23, 2014.

On October 14, 2009, Gold Wheaton acquired by way of an equity offering 4,444,444 common shares and 2,222,222 warrants of Sandstorm for total consideration of $2.0 million.  The warrants are exercisable at a price of $0.60 until April 23, 2014.

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

The Sandstorm Chief Executive Officer is a director of the Company.

For the years ended December 31, 2009, the Company recorded mark-to-market gains in other comprehensive income and net income of:

	For the Years Ended
	December 31,
	2009	2008
Mark-to-market gains included in income	$511	Nil
Mark-to-market gains included in other comprehensive income	$2,392	Nil

The Company applied the relative fair value approach which allocates the considerations paid based on the relative fair value of the common shares and warrants. The estimated fair value of the 3,125,000 warrants purchased was determined using the Black-Scholes Model.  The estimated fair value of the 2,222,222 warrants purchased was determined by the closing trading price of each warrant on the acquisition date which was CDN$0.23.  The assumptions used in estimating the fair value are summarized as follows:

December 31, 2009
Risk free interest rate	1.59%
Dividend yield	Nil
Expected volatility	45.82%
Expected warrant life	5
Estimated fair value per warrant	$0.13

5.     LONG TERM LIABILITIES

	December 31, 2009	December 31, 2008
FNX Note (CDN$50 million)	$46,594	$38,673
10% Senior Secured 1 Notes due May 26, 2014:
Series 1 (CDN $57 million)	50,049	—
10% Senior Secured 2 Notes due Nov 26, 2014:
Series 2 (CDN $50 million)	40,595	—
	137,238	38,673
Current Portion	(47,592)	—
	$89,646	$38,673

The carrying value of the Secured 1 and 2 Notes is as follows:

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

	CDN	US
Original promissory note	$107,000	$98,142
Warrants issued	(11,464)	(10,637)
Transaction costs	(1,888)	(1,687)
Interest	1,617	1,517
Foreign exchange	—	3,309
	95,265	90,644
Current portion	(1,049)	(998)
	$94,216	$89,646

On May 26, 2009, the Company issued the 10% Senior Secured Notes due May 26, 2014, Series 1 (the “Secured 1 Notes”), with a principal amount of CDN$57 million with interest payable semi-annually.  The principal amount of CDN$57 million is due on May 26, 2014 and the effective interest rate of 12.3%.  Under the Note Indenture, the Company is required to maintain certain financial covenants.  At December 31, 2009, the Company is in compliance with its debt covenants.  The Secured 1 Notes are secured by the Company mineral interests.

On November 26, 2009, the Company issued the 10% Senior Secured Notes due November 26, 2014, Series 2 (the “Secured 2 Notes”), with a principal amount of CDN$50 million with interest payable semi-annually.  The principal amount of CDN$50 million is due on November 26, 2014 and the effective interest rate of 14.1%.  Under the Note Indenture, the Company is required to maintain certain financial covenants.  At December 31, 2009, the Company is in compliance with its debt covenants.  The Secured 2 Notes are secured by the Company mineral interests.

In connection with the issuance of the Secured 1 and 2 Notes, the Company issued 7,125,000 warrants on Secured 1 and 6,250,000 warrants on Secured 2.  Both are exercisable at $5.00 per warrant to the Secured 1 and 2 Notes holders.  The estimated fair value of the warrants was determined using the Black-Scholes Model.  The assumptions used in estimating the fair value are summarized as follows:

	December 31, 2009
	Secured 1	Secured 2
Risk free interest rate	1.83%	2.31%
Dividend yield	Nil	Nil
Expected volatility	45.54%	46.40%
Expected warrant life	5	5

6.              RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company recorded consulting fees of $912 thousand (year ended December 31, 2008- $276 thousand) to companies controlled by a director or officer.

During the year ended December 31, 2009, the Company purchased $15.6 million (year ended December 31, 2008 - $7.5 million) of precious metals from FNX, which owns approximately 24%  as of December 31, 2009 of the Company’s common stock and has one director in common.  At December

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

31, 2009 and 2008, the Company owes FNX $10.2 million and $7.0 million respectively for precious metals purchased, which has been recorded in accounts payable and accrued liabilities.

For the year ended December 31, 2008, the Company had the following transactions with companies related to a common former director or officer:

For the Year Ended
December 31, 2008
Management fees	$9
Legal and consulting fees	67
Debt settlement	675
Payment of a portion of the related parties balance at September 30, 2007	106
Debt settlement through issuance of common shares (Note 8)	249

These transactions were in the normal course of operations and were measured at the exchange amount which was the amount established and agreed to by the related parties.

7.              SHARE CAPITAL

a)              Share capital

Authorized:

•          Unlimited common shares without par value.

•          Unlimited preferred shares without par value.

b)              Issued

Common shares:

Number of
Common Shares
Balance, December 31, 2007	1,680,666
Issued pursuant to April 21, 2008 private placement	3,000,000
Issued shares as a finder’s fee	150,000
Issued pursuant to settlement of outstanding debt	1,000,000
Issued pursuant to July 8, 2008 private placement	52,000,000
Issued for mineral purchase	35,000,000
Issued pursuant to amended note (Note 3)	1,000,000
Options exercised	82,000
Warrants exercised	509,500
Balance, December 31, 2008	94,422,166
Issued pursuant to March 5, 2009 public offering	46,000,000
Options exercised	500
Warrants exercised	2,624,800
Balance, December 31, 2009	143,047,466

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

On March 5, 2009, the Company completed a public offering (the “Public Offering”).  The Public Offering consisted of 46,000,000 units, at a price of CDN$2.50 per unit. Each unit consists of one common share and one-half warrant. Each warrant is exercisable for one additional common share at a price of CDN$5.00 per share, for a period of two years.

The Company applied the relative fair value approach which allocates the gross proceeds based on the relative fair value of the common shares and warrants. The estimated fair value of warrants granted was determined using the Black-Scholes Model. The weighted average assumptions used in estimating the fair value are summarized as follows:

	December 31, 2009	December 31, 2008
Risk free interest rate	1.14%	3.31%
Dividend yield	Nil	Nil
Expected volatility	60.29%	32.48%
Expected warrant life	2 years	4.57 years
Estimated fair value per warrant	$0.71	$1.00

On April 21, 2008, the Company completed a private placement (the “Unit Offering”).  The Unit offering consisted of 3,000,000 units with each unit comprised of one common share of the Company and one common share purchase warrant (the “Warrant”) for CDN$0.50 each.  Each Warrant is exercisable to acquire an additional common share of the Company at a price of CDN$1.00 per share.

The Company also issued 150,000 units as finders fee (the “Finders Fee units”) related to the Unit Offering.  Each Finders Fee unit is comprised of one common share of the Company and one common share purchase warrant (the “Warrants”).  Each warrant is exercisable to acquire an additional common share of the Company at a price of CDN$1.00 per share.

On April 21, 2008, the Company settled $497 thousand in outstanding debt ($249 thousand due to related party — see Note 6) through the issuance of 1 million common shares at a price of CDN$0.50 per share.

On July 8, 2008, the Company completed a private placement (the “Private Placement”).  The Private Placement consisted of 52,000,000 units, at a price of CDN$5.00 per unit.  Each unit consists of one common share and one-half warrant.  Each warrant is exercisable for one additional common share at a price of CDN$10.00 per share, for a period of five years.

c)              Share Purchase Warrants

As at December 31, 2009, the following share purchase warrants were outstanding:

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

		Weighted
		Average
		Exercise Price
	Number of	Per Warrant
	Warrants	(CDN)	Expiry date
Balance, December 31, 2007	—	—
Private Placement - April 21, 2008	3,000,000	$1.00	April 21, 2009
Issued warrants as a finder’s fee	150,000	$1.00	April 21, 2009
Private Placement - July 8, 2008	25,999,999	$10.00	July 8, 2013
Exercised	(509,500)	$1.00

Balance, December 31, 2008	28,640,499	$9.20
Public Offering- March 5, 2009	23,000,000	$5.00	March 5, 2011
Exercised	(2,624,800)	$1.00
Expired	(15,700)	$1.00
Debt Offering - May 26, 2009 (Note 5)	7,125,000	$5.00	May 26, 2014
Debt Offering - Nov. 26, 2009 (Note 5)	6,250,000	$5.00	November 26, 2014
Balance, December 31, 2009	62,374,999	$7.08

d)              Stock Options

The Company follows the policies of the TSX-V, under which it is authorized to grant options to acquire up to 10% of the issued and outstanding common stock of the Company (the “Plan”).  Under the Plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of five years.

A summary of the changes in stock options is presented below:

		Weighted Average
		Exercise Price Per
	Number of	Option
	Options	(CDN)
Balance, December 31, 2007	—	—
Granted	1,855,000	$5.70
Exercised	(82,000)	$3.70

Balance, December 31, 2008	1,773,000	$5.80
Granted	792,000	$2.50
Exercised	(500)	$2.50
Expired	(5,000)	$4.54
Balance, December 31, 2009	2,559,500	$4.76

At December 31, 2009, stock options to purchase common shares were exercisable as follows:

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

Exercise Price Per
Option	Number of Options		Contractual Life
(CDN)	Outstanding	Exercisable	(Years)
$3.70	105,500	105,500	3.33
$5.90	1,609,500	1,609,500	3.45
$6.00	55,000	55,000	3.79
$2.50	789,500	789,500	4.37
	2,559,500	2,559,500	3.73

In May 2009, the Company granted 792,000 options at an exercise price of CDN$2.50.  These options vested immediately.

During the year ended December 31, 2009, the Company recorded stock based compensation expense of $560 thousands (2008 - $3,567 thousands). The weighted average fair value of the stock options granted was $0.71 per stock option. The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options, using the following weighted average assumptions:

	For the Year Ended
	December 31,
	2009	2008
Weighted average risk free interest rate	1.83%	2.79% - 3.38%
Dividend yield	Nil	Nil
Expected volatility	45.51%	32.17% - 42.25%
Weighted average expected option life	5 years	4.88 - 5 years

e)              Diluted Earnings per Share

Diluted earnings per share is calculated on the following weighted average number of shares outstanding:

	For the Years Ended
	December 31,
	2009	2008
Basic weighted average number of shares outstanding	135,276,137	46,264,689
Effect of dilutive securities
Stock options	35,767	—
Share purchase warrants	448,290	—
Diluted weighted average number of shares outstanding	135,760,194	46,264,689

The following table of stock options and share purchase warrants are excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

value of the common shares of Cdn$2.62.  In 2008, all stock options and share purchase warrants would be anti-dilutive as the Company recorded a net loss for the year.

	For the Years Ended
	December 31,
	2009	2008
Stock options	1,770,000	1,773,000
Share purchase warrants	62,374,999	28,640,499

As part of the FNX acquisition (Note 3), the Company may issue up to 25 million shares of the Company.  These shares have not been included in the calculation of dilutive earnings per share as it is anti-dilutive.

8.              INCOME TAX

A reconciliation of income taxes for the years ended December 31, 2009 and 2008 at Canadian statutory rates with the reported income taxes is as follows:

	For the years ended December 31,
	2009	2008
	30.0%	31.0%
Income (loss) before taxes for the year	$9,640	$(4,864)
Income tax expense (recovery) at statutory rate	$2,892	$(1,508)
Impact of reduction in tax rates on future income tax	(600)	66
Stock based compensation	168	1,106
Loss on Debt settlement	—	169
Foreign exchange and other permanent differences	1,463	1,043
Change in valuation allowance	751	(315)
Lower statutory tax rate on earnings of foreign subsidiaries	(1,950)	(5)
Change in functional currency for taxes	4,607
	$7,331	$556

The significant components of the Company’s future income tax (liabilities) assets are as follows:

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

	As at December 31,
	2009	2008
Future income tax assets/(liabilities)
Non-capital losses	$3,991	$1,649
Capital losses	1,141	11
Minerial interest	(10,645)	(731)
Share issue costs	2,750	2,194
Other temporary differences	(89)	(210)
	(2,852)	2,913
Valuation allowance	(1,254)	(503)
	$(4,106)	$2,410

The Company has available for deduction against future taxable income non-capital losses of approximately $15.9 million.  These losses, if not utilized, will expire through 2030.

9.              SUPPLEMENTAL CASH FLOW INFORMATION

a)              Changes in non-cash working capital are as follows:

	For the Year Ended December 31,
	2009	2008
Accounts receivable	$(13,887)	$(14,498)
Other assets	214	(405)
Accounts payable and accrued liabilities	3,386	7,644
Related party	—	2
Loan payable	998	(91)
Change in non-cash working capital	$(9,289)	$(7,348)

b)              The Company made the following outlays in respect of interest and taxes.

	For the Year Ended December 31,
	2009	2008
Income taxes paid	$—	$—
Interest paid	2,615	—

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

10.       FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash, short term investments, accounts receivable, long-term investments, accounts payable and accrued liabilities, and long-term liabilities.

Cash and short term investments are designated as held-for-trading and therefore carried at fair value, with the unrealized gain or loss recorded in income.

The fair values of accounts receivable, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

The following table provides an analysis of financial instruments grouped into levels 1 and 2 based on the degree to which the fair value is observable as at December 31, 2009.

($ thousands)	Carrying amount	Fair Value	Discount rate
Level 1:
Cash and short-term investments	$87,102	$87,102	N/A
Sandstorm shares	$3,306	$5,698	N/A
Sandstorm Warrants	$659	$1,170	N/A
Level 2:
FNX Note (see note 3)	$46,594	$46,221	5.36%
Series 1 and 2 Secured Notes	$90,644	$117,649	6.42%

There were no transfers between Level 1 and 2 in the year.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

The credit risk arises from the potential non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash, short-term investments, and accounts receivable.  The Company reduces its credit risk by maintaining its bank accounts at large international financial institutions.  The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company currently sells all of its minerals to two customers.  The loss of these customers could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.  The Company evaluates the credit worthiness of counterparties to the sales arrangement and monitors the customers’ liquidity.  The Company does not have any receivables that are passed due and regards the credit risk associated with the trade receivables at December 31, 2009 to be low.

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

Liquidity Risk

The Company maintains sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and short-term investments.  The Company’s cash is invested in business accounts which are available on demand.  The Company does not invest in asset backed securities.  The Company’s short term investments are available on demand after 30 days without penalty.

The following are the contractual maturities of financial liabilities. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amount on the consolidated balance sheet. Payments to be made in Canadian dollars have been translated based on the December 31, 2009 exchange rate.

	Carrying amount	Contractual payments
($ thousands)	December 31, 2009	2010	2011-2012	2013-2014
Non-derivative financial liabilities
FNX Note (see note 3)	$46,594	$47,575	$—	$—
Series 1 Secured Notes	50,049	5,424	10,847	62,371
Series 2 Secured Notes	40,595	4,758	9,515	57,090
Accounts payable and accruals	11,218	11,218	—	—

Market Risk

i)               Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company receives revenue in US dollars, incurs expenses in US and Canadian dollars and its reporting currency is the US dollar.  A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company has not entered into any derivative financial instruments to manage exposures to currency fluctuations.

At December 31, 2009, the Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

December 31, 2009
Cash	$18,159
Short-term investments	65,083
Long-term investments	6,868
Deposits	49
Other assets	77
Accounts payable and accrued liabilities	(750)
Current portion of long term liabilities (note 5)	(47,592)
Long-term liabilities (note 5)	(89,646)
$(47,752)

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in approximately $3.6 million and $0.2 million increase or decrease in the Company’s after-tax net earnings and other comprehensive income respectively.

i)               Commodity price risk

The profitability of the Company will be significantly affected by changes in the market price of gold, platinum and palladium. The level of interest rates, the rate of inflation, world supply and demand of precious metals and stability of exchange rates can all cause significant fluctuations in precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

A 10% change in commodity prices would impact the Company’s net income as follows:

	For the Year Ended December 31,
	2009	2008
Gold price	$3,674	$804
Platinum price	$1,172	$322
Palladium price	$340	$77

11.       COMMITMENTS

FNX

In connection with the FNX gold purchase contract (note 3), the Company has committed to purchase 50% of the contained gold equivalent ounces in ore mined and shipped from the FNX Operations. For each gold equivalent ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflationary adjustment starting in 2011) per ounce and the then prevailing market price per ounce of gold is made.

MWS

In connection with the MWS gold purchase contract (note 3), the Company has committed to purchase 25% of the gold produced from MWS in South Africa. For each gold ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflation adjustment starting in 2012)  per ounce and the then prevailing market price per ounce of gold is made.

EMC

In connection with the EMC gold purchase contract (note 3), the Company has committed to purchase 7% of the gold produced subject to a minimum 16,500 ounces in 2010 and 19,500 ounces in 2011 from Ezulwini in South Africa. For each gold ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflation adjustment starting in 2013) per ounce and the then prevailing market price is made.

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

December 31, 2009

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.

12.       CAPITAL DISCLOSURE

The Company’s primary source of capital is from internal cash generation, the issuance of promissory notes and equity securities.  The Company’s capital management objective is to obtain sufficient capital to further develop or acquire new gold stream opportunities for the benefit of its stakeholders.  To meet these objectives, management monitors the Company’s ongoing capital requirements against unrestricted net working capital and assesses additional capital requirements on specific business opportunities on a case by case basis.

The capital structure of the Company consists of long term liabilities (Note 5) and equity comprising of issued capital, share purchase warrants, contributed surplus, deficit and accumulated other comprehensive income which totals $615 million at December 31, 2009.

The Company is to maintain certain debt covenants and ensures that any new business opportunities do not impact its ability to meet these debt covenants.

13.       SEGMENTED INFORMATION

Geographic Information

The Company operates in one reportable operating segment, being the purchase and sale of gold and other precious metals in Canada and South Africa.

	For the year ended	As at December 31,
	December 31, 2009	2009
	Revenue	Mineral Interests
Canada	$42,163	$384,961
South Africa	20,430	170,546
	$62,593	$555,507

	For the year ended	As at December 31,
	December 31, 2008	2008
	Revenue	Mineral Interests
Canada	$15,232	$393,852
South Africa	190	50,123
	$15,422	$443,975

Schedule “C”

to Business Acquisition Report

Franco-Nevada Corporation

Consolidated Balance Sheets

(unaudited, in thousands of US dollars, except share amounts)

	As at
	Sept. 30,	Dec. 31,
	2010	2009
Assets
Cash and cash equivalents (Note 2)	$432,023	$122,649
Short-term investments (Note 3)	178,665	377,480
Royalty receivables	28,654	26,789
Prepaid expenses and other	18,135	13,263
Current assets	657,477	540,181

Royalty interests in mineral properties, net	1,050,790	958,160
Interests in oil and gas properties, net	366,344	390,540
Investments (Note 3)	59,934	106,575
Future income taxes	16,123	19,305
Other	7,672	6,130
Total assets	$2,158,340	$2,020,891

Liabilities
Accounts payable and accrued liabilities	$17,854	$9,481
Current liabilities	17,854	9,481
Future income taxes	102,850	81,142
Total liabilities	120,704	90,623

Shareholders’ Equity (Note 9)
Common shares, unlimited common shares authorized without par value; issued and outstanding 114,484,253 common shares at September 30, 2010 (112,123,500 at December 31, 2009)	1,910,117	1,848,923
Contributed surplus	55,642	51,975
Retained earnings	61,024	38,135
Accumulated other comprehensive income (loss)	10,853	(8,765)
Total shareholders’ equity	2,037,636	1,930,268
Total liabilities and shareholders’ equity	$2,158,340	$2,020,891

Commitments (Note 10)

See accompanying notes to interim consolidated financial statements

Approved by the Board of Directors

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

Consolidated Statements of Operations and Comprehensive Income

(unaudited, in thousands of US dollars, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	Sept. 30, 2010	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2009
Revenue
Mineral royalties	$28,842	$20,880	$75,032	$68,624
Oil and gas royalties and working interests	7,388	8,006	28,789	19,837
Change in fair value - Palmarejo (Note 4(a))	15,566	11,396	51,852	29,568
Change in fair value - Other (Note 4(b))	397	582	1,290	582
Dividends	46	226	190	674
Total revenue	52,239	41,090	157,153	119,285

Costs and expenses
Costs of operations	1,899	1,509	5,325	4,698
General and administrative	2,002	2,321	7,565	7,953
Business development	574	326	1,472	1,252
Depreciation and depletion	19,697	20,248	65,380	66,716
Write-down on investments	—	—	—	239
Stock-based compensation expense (Note 9(b))	1,559	1,097	3,970	3,010
Total costs and expenses	25,731	25,501	83,712	83,868

Operating income	26,508	15,589	73,441	35,417
Interest income	699	366	2,928	1,240
Interest expense and other	(557)	(279)	(1,639)	(801)
Gain (loss) on sale of investments	2,402	95	24,370	(145)
Other Income	—	2,432	205	2,432
Foreign exchange gain (loss)	(1,600)	(361)	(21,275)	18,609
Income before income taxes	27,452	17,842	78,030	56,752
Income tax expense (Note 7)	(9,493)	(5,499)	(24,738)	(15,523)
Net income	$17,959	$12,343	$53,292	$41,229

Other comprehensive income (loss):
Unrealized change in market value of securities, net of income tax	$2,986	$2,256	$10,787	$7,966
Realized gain in market value of securities	(2,402)	—	(22,987)	—
Unrealized foreign exchange (loss) gain, net of income tax	(6,452)	(30,735)	(2,432)	(31,198)
Realized foreign exchange (gain) loss	(229)	(2,105)	9,425	(16,387)
Currency translation adjustment	41,350	85,714	24,825	115,016
	35,253	55,130	19,618	75,397
Total comprehensive income	$53,212	$67,473	$72,910	$116,626
Basic earnings per share	$0.16	$0.11	$0.47	$0.39
Diluted earnings per share	$0.16	$0.11	$0.46	$0.39
Basic weighted average shares outstanding	114,132	111,986	113,984	104,852
Diluted weighted average shares outstanding	115,286	113,140	115,065	105,962

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(unaudited, in thousands of US dollars)

	For the Three Months Ended		For the Nine Months Ended
	Sept. 30, 2010	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2009
Cash flows from operating activities
Net income	$17,959	$12,343	$53,292	$41,229
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	19,697	20,248	65,380	66,716
Write-down on investments	—	—	—	239
Gain on sale of investments	(2,402)	(446)	(24,370)	(446)
Loss on sale of bonds	—	591	—	591
Unrealized change in fair value - Palmarejo	(3,170)	(3,873)	(20,513)	(19,516)
Unrealized change in fair value - Other	(16)	(582)	(450)	(582)
Other non-cash items	310	517	724	1,056
Future income tax expense	4,882	4,865	7,907	12,180
Non-cash stock-based compensation expense	1,559	1,097	3,970	3,010
Unrealized foreign exchange loss (gain)	1,600	361	21,275	(18,609)
Changes in non-cash assets and liabilities:
(Increase) decrease in royalty receivables	(3,876)	(3,009)	(1,865)	1,621
(Increase) decrease in prepaid expenses and other	(1,549)	8,154	(4,872)	(2,426)
Increase (decrease) in accounts payable and accrued liabilities	5,703	956	8,373	(2,677)
Net cash provided by operating activities	40,697	41,222	108,851	82,386
Cash flows from investing activities
Proceeds on sale of short-term investments	21,077	57,523	411,023	233,189
Purchase of short-term investments	(108,595)	(68,370)	(214,022)	(142,175)
Acquisition of royalty interests in mineral properties	(25,613)	—	(34,202)	(79,183)
Proceeds on sale of royalty interests in oil and gas properties	622	—	931	(100)
Proceeds on sale of investments	9,194	3,022	69,814	3,022
Purchase of investments	(3,513)	(1,387)	(10,575)	(2,181)
Purchase of oil and gas well equipment	(635)	(479)	(1,588)	(1,742)
Purchase of property and equipment	(53)	(9)	(64)	(20)
Acquisition of Moydow Mines International (Note 8)	—	—	1,881	—
Net cash (used in) provided by investing activities	(107,516)	(9,700)	223,198	10,810
Cash flows from financing activities
Net proceeds from issance of common shares	—	—	—	313,285
Credit facility amendment costs	—	—	(1,640)	—
Payment of dividends	(8,263)	—	(24,869)	(13,525)
Proceeds from exercise of stock options	128	2,619	3,597	4,845
Net cash (used in) provided by financing activities	(8,135)	2,619	(22,912)	304,605
Effect of exchange rate changes on cash and cash equivalents	359	1,499	237	1,981
Net (decrease) increase in cash and cash equivalents	(74,595)	35,640	309,374	399,782
Cash and cash equivalents at beginning of year	506,618	437,391	122,649	73,249
Cash and cash equivalents at end of year	$432,023	$473,031	$432,023	$473,031
Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$247	$112	$710	$335
Income taxes paid during the period	$5,646	$733	$17,385	$4,641

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Shareholders’ Equity

(unaudited, in thousands of US dollars, except share amounts)

	For the Nine Months Ended
	2010	2009
Share capital
Balance, January 1	$1,848,923	$1,549,410
Issued upon acquisition of Moydow Mines International	44,909	—
Shares issued on Unit Offering and Over-Allotment exercise	—	294,033
Transfer from contributed surplus on exercise of special warrants	9,932	—
Exercise of stock options	4,334	4,303
Transfer from contributed surplus on exercise of stock options	2,019	1,171
Balance, September 30	$1,910,117	$1,848,917

	Number	Number
Share capital
Balance, January 1	112,123,500	100,300,000
Issuance of common shares upon acquisition of Moydow Mines International	1,733,993	—
Shares issued on Unit Offering and Over-Allotment exercise	—	11,500,000
Exercise of Special Warrants	316,436	—
Exercise of stock options	310,324	310,499
Balance, September 30	114,484,253	112,110,499

Contributed surplus
Balance, January 1	$51,975	$26,380
Value of warrants on Unit Offering	—	22,669
Value of Moydow Mines International stock options	1,716	—
Value of special warrants	9,932	—
Recognition of non-cash compensation expense	3,970	3,010
Transfer to share capital on exercise of stock options	(2,019)	(1,171)
Transfer to share capital on exercise of special warrants	(9,932)	—
Balance, September 30	$55,642	$50,888

Retained earnings (deficit)
Balance, January 1	$38,135	$(14,512)
Dividends declared	(30,403)	(13,525)
Net income for the nine months ended September 30,	53,292	41,229
Balance, September 30	$61,024	$13,192

Accumulated other comprehensive income (loss)
Balance, January 1	$(8,765)	$(127,679)
Comprehensive income for the nine months ended September 30,	19,618	75,397
Balance, September 30	$10,853	$(52,282)

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Notes to Consolidated Financial Statements

(unaudited, in thousands of US dollars, except share amounts)

Note 1 - Nature of Operations and Basis of Presentation

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, investments and other assets. The royalty portfolio is a diversified portfolio over a range of commodities and by stage of development from exploration through to production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are expressed in United States (“US”) dollars. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required under Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited consolidated financial statements and the corresponding notes thereto.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three and nine months ended September 30, 2010, and are not necessarily indicative of the results to be expected for the full year.

Note 2 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At September 30, 2010, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

	At Sept. 30,	At Dec. 31,
	2010	2009
Cash deposits	$21,630	$10,229
Term deposits	22,883	4,006
Treasury bills	100,011	28,944
Canadian federal and provincial government bonds	104,828	79,470
Corporate bonds	182,671	—
	$432,023	$122,649

During the three months ended September 30, 2010, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $5,708 (three months ended September 30, 2009 - $2,431), net of an income tax recovery of $493 (three months ended September 30, 2009 - income tax recovery of $2,173), being recognized in accumulated other comprehensive income upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

During the nine months ended September 30, 2010, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $3,136 (nine months ended September 30, 2009 - $2,299), net of an income tax recovery of $1,424 (nine months ended September 30, 2009 - income tax recovery of $982), being recognized in accumulated other comprehensive income upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 3 - Investments

The following table summarizes the Company’s investments as at September 30, 2010 and December 31, 2009:

	Sept. 30,	Dec. 31,
	2010	2009
Short-term investments:
Canadian dollar denominated treasury bills	$42,291	$241,294
US dollar denominated treasury bills	136,349	136,086
Certificate of deposit	25	100
Total short-term investments	$178,665	$377,480
Long-term investments:
Investment in Falcondo	29,135	28,668
Newmont Exchangeable Shares	10,443	42,602
Other	20,356	35,305
	$59,934	$106,575

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills, corporate bonds and a certificate of deposit during the quarter ended September 30, 2010. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

As at September 30, 2010, the market value of the Canadian treasury bills decreased from the date of purchase and an unrealized loss of $1,080 (September 30, 2009 - unrealized gain of $31), net of income taxes of $55 (September 30, 2009 - $6), was recognized in the statement of other comprehensive income.

Newmont Exchangeable Shares

As at September 30, 2010, the Company held 166,310 shares (September 30, 2009 - 896,210 shares) of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

At September 30, 2010, the Canadian dollar market value of the Exchangeable Shares decreased compared to the value at June 30, 2010 and a net unrealized foreign exchange gain of $312 (three months ended September 30, 2009 - loss of $465), net of an income tax recovery of $507 (three months ended September 30, 2009 - income tax expense of $92) was recognized in the statement of other comprehensive income.

At September 30, 2010, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2009 and a net unrealized gain of $8,981 (nine months ended September 30, 2009 - loss of $1,694), net of income taxes of $538 (nine months ended September 30, 2009 - income tax recovery of $529) was recognized in the statement of other comprehensive income.

During the three and nine months ended September 30, 2010, the Company sold 143,600 and 729,900 Exchangeable Shares, respectively, for gross proceeds of $9,194 and $42,642, respectively, and recorded gains on the sale of $2,402 and $8,165, respectively, in statement of operations and comprehensive income.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at September 30, 2010, the market value of these investments increased compared to their values at June 30, 2010 and the Company recorded an unrealized gain of $2,774 (three months ended September 30, 2009 - $2,405), net of income taxes of $380 (three months ended September 30, 2009 - $358). The market value of these investments increased compared to their values at December 31, 2009, and an unrealized gain of $3,136 (nine months ended September 30, 2009 - $9,261), net of an income tax recovery of $1,859 (nine months ended September 30, 2009 - income taxes of $1,011), was recognized in the statement of other comprehensive income in the nine months ended September 30, 2010.

During the nine months ended September 30, 2010, the Company disposed of certain investments and received gross proceeds of $27,172 and recorded a gain on sale of $16,205 for the nine months ended September 30, 2010 in the statement of operations and other comprehensive income.

Note 4 - Derivative Assets

(a) Palmarejo Gold Royalty Stream

The minimum royalty under the Palmarejo royalty interest is recorded at fair value which is determined using a discounted cash flow valuation model. At September 30, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three and nine months ended September 30, 2010, which resulted in fair value gains of $3,170 and $20,513 for the three and nine months ended September 30, 2010, respectively. These fair value gains, along with royalty receipts from Palmarejo of $12,396 and $31,339, during the three and nine months ended September 30, 2010, respectively, have been included in the consolidated statements of operations and other comprehensive income (loss) as “Change in fair value - Palmarejo”.

On September 22, 2010, 316,436 special warrants were exercised into 316,436 common shares of the Company. These special warrants were granted pursuant to the acquisition of Palmarejo on January 21, 2009. The common shares were valued at $9,932 based on a five-day weighted average price immediately preceding the exercise and the value of $9,932 was allocated to the Palmarejo royalty.

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Palmarejo Gold Royalty Stream	2010	2009	2010	2009
Royalty receipts	$12,396	$7,523	$31,339	$10,052
Change in fair value - minimum royalty	3,170	3,873	20,513	19,516
Change in fair value - Palmarejo	$15,566	$11,396	$51,852	$29,568

(b) Other derivative assets

The Company holds another royalty interest with a minimum royalty clause which is also recorded at fair value using a discounted cash flow valuation model. At September 30, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three and nine months ended September 30, 2010, which resulted in fair value gains of $16 and $450 for the three and nine months ended September 30, 2010, respectively. These fair value gains, along with royalty receipts from this royalty of $381 and $840, received during the three and nine months ended September 30, 2010, respectively, have been included in the consolidated statements of operations and other comprehensive income (loss) as “Change in fair value - Other”.

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Other derivative royalty interest	2010	2009	2010	2009
Royalty receipts	$381	$—	$840	$—
Change in fair value - minimum royalty	16	582	450	582
Change in fair value - Other	$397	$582	$1,290	$582

Note 5 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, royalty receivables, other receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of royalties classified as derivative instruments is determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity.

Fair Value of Derivative Instruments

At September 30, 2010	Balance Sheet Classification	Fair Value
Derivative Assets:
Royalty interests	Royalty interests in mineral properties	$156,122

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2010:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$—	$432,023	$—	$432,023
Short-term investments	—	178,665	—	178,665
Investments(1)	30,507	292	—	30,799
Royalty interests in mineral properties, treated as derivatives	—	—	156,122	156,122
	$30,507	$610,980	$156,122	$797,609

(1) Investments exclude $28,289 of investments which are recorded at cost.

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprised of Canadian and US treasury bills, and highly-liquid corporate bonds.

b) Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty interests treated as derivative assets

The fair value of royalty interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management’s best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company’s Level 3 fair value measurements from December 31, 2009 to September 30, 2010:

Fair Value Measurement using Level 3 inputs

Royalty Interests Classified as Derivatives

Balance on December 31, 2009	$141,223
Impact of foreign exchange translation	(6,064)
Loss included in net income	(4,034)
Balance on March 31, 2010	$131,125
Gain included in net income	21,811
Balance on June 30, 2010	$152,936
Gain included in net income	3,186
Balance on September 30, 2010	$156,122

Fair Value of Financial Instruments

	Sept. 30, 2010		Dec. 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Financial assets
Cash and cash equivalents(1)	$432,023	$432,023	$122,649	$122,649
Short-term investments(1)	178,665	178,665	377,480	377,480
Royalty receivables(1)	28,654	28,654	26,789	26,789
Investments(2)	30,799	30,799	76,474	76,474
	$670,991	$670,991	$603,392	$603,392
Financial liabilities
Accounts payable and accrued liabilities(1)	$17,854	$17,854	$9,481	$9,481
	$17,854	$17,854	$9,481	$9,481

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $29,135 (December 31, 2009 - $30,101) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

Financial Risk Management

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from various royalty properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest-bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate risk and credit risk related to those financial assets.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yields.

Commodity Price Risk

The Company’s royalties are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Company’s cash and cash equivalents and short-term investments are invested in US dollar, Canadian dollar and other denominated treasury bills and corporate bonds on a ratio of 48%, 51% and 1%, respectively, as at September 30, 2010. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the three and nine months ended September 30, 2010, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, Australia and Mexico, the Company recorded currency translation adjustment gains of $41,350 (three months ended September 30, 2009 - $85,714) and $24,825 (nine months ended September 30, 2009 - $115,016), respectively, in other comprehensive income.

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $2,155, or $0.02 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $1,796 per year (assuming the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments as currently exist).

As at September 30, 2010, the Company had no outstanding debt under its revolving credit facility.

Credit Risk

Credit risk relates to cash and cash equivalents, short-term investments, royalty receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with high rating categories from either Moody’s or Standard and Poors. As at September 30, 2010, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Included in prepaid expenses and other is an amount of $12,579 relating to IVA paid on the acquisition of the Palmarejo gold stream which the Company is working towards recovering from the Mexican tax authorities.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving term credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at September 30, 2010, $610,688 was held in either cash and cash equivalents or highly-liquid investments (September 30, 2009 - $531,303). All of the Company’s financial liabilities are due within one year.

Note 6 - Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource royalty portfolio while ensuring capital protection. The Company’s royalty portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by natural resource operators. Maintaining and managing a diversified, high-margin royalty portfolio with low overheads provides the free cash flow required to fuel organic growth.

There were no changes in the Company’s approach to capital management during the three and nine months ended September 30, 2010 compared to the prior comparable periods. The Company is not subject to material externally imposed capital requirements.

As at September 30, 2010, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $610,688 (September 30, 2009 - $531,303), available-for-sale long-term investments totaling $59,934 (September 30, 2009 - $87,356), together with an unused $175,000 revolving term credit facility, all of which are available for growing the royalty portfolio and paying dividends.

Note 7 - Income Taxes

Income taxes for the three and nine months ended September 30, 2010 and 2009 consist of the following:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
Current income tax expense	$4,611	$634	$16,831	$3,343
Future income tax expense	4,882	4,865	7,907	12,180
Net income tax expense	$9,493	$5,499	$24,738	$15,523

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the three and nine months ended September 30, 2010 and 2009, are as follows:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
Net income before income taxes	$27,452	$17,842	$78,030	$56,752
Statutory tax rate	28.34%	29.76%	28.34%	29.76%
Tax expense at statutory rate	7,780	5,310	22,114	16,889
Reconciling items:
Change/reversal of valuation allowance	—	(45)	—	(92)
Expenses not tax deductible	460	317	1,696	(2,217)
Income not taxable	(404)	—	(2,216)	—
Differences in foreign statutory tax rates	963	259	2,519	457
Differences due to declining future tax rates	(288)	(155)	(690)	(329)
Foreign withholding tax	432	5	1,179	498
Other	550	(192)	136	317
Net Income tax expense	$9,493	$5,499	$24,738	$15,523

Note 8 - Acquisitions

Hager

On September 28, 2010, the Company acquired for $14,000 an undivided 25% interest in a 3.5% to 7.0% sliding scale net smelter returns (“NSR”) royalty, adjusted by a PPI-indexed gold price, on all production from the northwestern portion of Barrick Gold Corporation’s Bald Mountain mine in Nevada.

Agi Dagi

On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. for $9,000. The Agi Dagi property is located in the Canakkale Province of northwestern Turkey.

Tonkin Springs

On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation. The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1,350.

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8,500. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick Gold Corporation. There is currently no production from the claims covered by this royalty.

Prosperity Gold Stream

On May 12, 2010, the Company acquired a gold stream from Taseko Mines Limited (“Taseko”) on Taseko’s Prosperity copper-gold project located in British Columbia. The Company will acquire gold from Taseko equivalent to 22% of the gold produced at Prosperity. Franco-Nevada will provide a $350,000 deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement. (See Note 13 - Subsequent Event).

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. The acquisition of Moydow was accounted for as a purchase of assets.

The allocation of the purchase price was as follows:

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,716
Transaction costs	332
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Royalty interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

Note 9 - Shareholders’ Equity

a) Common Shares

During the three and nine months ended September 30, 2010, the Company issued 380,750 and 2,360,753, respectively, common shares in connection with the exercise of stock options, special warrants and the acquisition of Moydow. (See Note 4(a) Palmarejo Gold Royalty Stream and Note 8 - Acquisitions above).

b) Stock-based Compensation

During the three and nine months ended September 30, 2010, the Company granted 85,000 (three months ended September 30, 2009 - Nil) and 485,000 stock options (nine months ended September 30, 2009 - 55,000), respectively, to employees at exercise prices of C$27.62 to C$31.45 (2009 - C$29.11 - C$29.84) . These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The Company uses the fair value method of accounting for stock-based compensation awards. The fair value of stock options granted during the three and nine months ended September 30, 2010 has been determined to be $1,070 (three months ended September 30, 2009 - Nil) and $6,323 (nine months ended September 30, 2009 - $659), respectively. The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions: risk-free rate - 2.53%, volatility - 55.07%, expected dividend yield - 0.96% and expected life - 4.0 years; and resulted in a weighted average fair value of C$13.04 per stock option.

During the three and nine months ended September 30, 2010, an expense of $1,559 (three months ended September 30, 2009 - $1,097) and $3,970 (nine months ended September 30, 2009 - $3,010), respectively, related to vested stock options has been included in the consolidated statement of operations and other comprehensive income. As at September 30, 2010, there is $7,753 (September 30, 2009 - $6,542) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Company’s equity compensation plans, which is expected to be recognized over a weighted average period of 1.72 years (September 30, 2009 - 1.29 years).

c) Deferred Share Unit Plan

During the three and nine months ended September 30, 2010, 911 (three months ended September 30, 2009 - 1,314) and 3,689 (nine months ended September 30, 2009 - 5,430) DSUs were credited to directors under the DSU Plan in connection with the conversion of directors’ fees. No DSUs were awarded to directors as compensation. The value of the DSU liability as at September 30, 2010 was $437 (September 30, 2009 - $259). The mark-to-market adjustment recorded for the three and nine months ended September 30, 2010, in respect of the DSU Plan, was $1 (three months ended September 30, 2009 - $1) and $70 (nine months ended September 30, 2009 - $29), respectively.

Note 10 - Commitments

Operating Leases

As at September 30, 2010, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to September 30, 2011	$396
to September 30, 2012	331
to September 30, 2013	331
to September 30, 2014	28
to September 30, 2015 and thereafter	—

Credit Facility

Under a Credit Facility, the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of the facility. For the three and nine months ended September 30, 2010, standby fees of $247 (three months ended September 30, 2009 - $112) and $710 (nine months ended September 30, 2009 - $335), respectively, were incurred and paid.

Note 11 - Geographic Information

The following tables reflect geographic financial information:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
Total Revenue
Canada	$10,411	$9,349	$37,191	$25,723
United States	24,158	19,872	63,593	62,804
Mexico	15,566	11,396	51,852	29,568
Australia	2,104	473	4,517	1,190
Total Revenue	$52,239	$41,090	$157,153	$119,285

Net income
Canada	$1,781	$2,096	$11,744	$14,821
United States	6,641	3,282	16,745	7,158
Mexico	8,741	6,813	22,503	18,942
Australia	796	152	2,300	308
Net Income	$17,959	$12,343	$53,292	$41,229

For the nine months ended September 30, 2010, Royalty Revenue was recognized from two mineral royalties totaling $54,954, representing 19.9% and 15.0% of Total Revenue across all geographic segments. During the nine months ended September 30, 2009, Royalty Revenue was recognized from two mineral royalties totaling $35,616, representing 15.1% and 14.8% of Total Revenue across all geographic segments.

	As at	As at
	Sept. 30,	Dec. 31,
	2010	2009
Interests in mineral properties, net
Canada	$202,817	$130,641
United States	637,433	645,365
Mexico	160,034	135,135
Australia	50,506	47,019
Total	$1,050,790	$958,160

Total Assets
Canada	$1,199,720	$1,109,396
United States	722,649	710,543
Mexico	177,949	150,755
Australia	58,022	50,197
Total Assets	$2,158,340	$2,020,891

As at September 30, 2010 interests in oil and gas properties of $366,344 (September 30, 2009 - $388,907) and investments of $59,934 (September 30, 2009 - $87,356) are held in Canada.

Note 12 - Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Note 13 - Subsequent Event

On November 2, 2010, the Federal Minister of the Environment announced that Taseko has not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project. Taseko stated that they will evaluate their options for moving the project forward once they have had further discussions with the Federal and Provincial Governments.

Schedule “D”

to Business Acquisition Report

GOLD WHEATON GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

GOLD WHEATON GOLD CORP.

Consolidated Balance Sheets

US dollars in thousands (Unaudited)

	September 30,	December 31,
	2010	2009
ASSETS
Current
Cash	$73,391	$21,518
Short-term investments (Note 6)	46,303	65,584
Accounts receivable	35,353	28,385
Other assets	229	198
	155,276	115,685

Mineral interests (Note 4)	525,535	555,507
Note receivable (Note 5)	13,514	—
Long term investments (Note 6)	13,331	6,868

	$707,656	$678,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 8)	$11,624	$11,218
Current portion of long-term liabilities (Note 7)	3,598	47,592
	15,222	58,810
Future income tax liabilities	7,431	4,106
Long-term liabilities (Note 7)	93,035	89,646
	115,688	152,562
Shareholders’ equity
Share capital	526,236	479,684
Share purchase warrants (Note 7 and 9)	44,387	44,387
Contributed surplus (Note 9)	7,408	4,345
Retained earnings (deficit)	15,164	(4,873)
Accumulated other comprehensive (loss) income	(1,227)	1,955
	591,968	525,498

	$707,656	$678,060

Commitments (Note 12)

Approved by the Board:

/s/“David Cohen”	/s/“Nolan Watson”
Director - David Cohen	Director - Nolan Watson

- The accompanying notes are an integral part of these financial statements -

2

GOLD WHEATON GOLD CORP.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the three and nine months ended September 30

US Dollars and shares in thousands, except per share amounts.  (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Sales	$26,418	$6,840	$78,196	$31,910
Cost of sales	8,372	2,614	25,194	12,870
Depreciation and depletion	3,833	1,410	11,800	7,187
	12,205	4,024	36,994	20,057
Earnings from mining operations	14,213	2,816	41,202	11,853
Expenses
Interest expense	3,178	1,918	10,193	3,216
Office and miscellaneous	133	173	432	372
Professional and consulting fees (Note 8)	874	507	1,931	2,143
Stock-based compensation	—	—	3,063	560
Transfer agent and filing fees	8	23	283	109
Travel and promotion	90	64	195	256
	4,283	2,685	16,097	6,656

Income before other items	9,930	131	25,105	5,197

Other items
Interest income	874	51	1,784	121
Mark-to-market (loss) gain on derivative instruments (Note 6)	(2,141)	20	(3,743)	336
Foreign exchange loss	(1,994)	(3,416)	(972)	(4,967)
Gain on QUX note settlement (Note 7)	1,643	—	1,643	—
Income before income taxes	8,312	(3,214)	23,817	687

Future income tax expense (recovery)	1,116	(92)	3,780	4,485

Net income (loss) for the period	7,196	(3,122)	20,037	(3,798)

Basic income (loss) per common share (Note 9)	$0.04	$(0.02)	$0.13	$(0.03)

Diluted income (loss) per common share (Note 9)	$0.04	$(0.02)	$0.13	$(0.03)

Weighted average number of common shares outstanding - basic (Note 9)	161,065	143,047	149,119	132,657

Weighted average number of common shares outstanding - diluted (Note 9)	161,369	143,047	149,313	132,657

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net income (loss)	$7,196	$(3,122)	$20,037	$(3,798)
Other comprehensive income (loss)
(Loss) Gain on available for sale securities (Note 6)	(1,883)	218	(3,637)	975
Future income tax expense (recovery)	236	(28)	455	(127)
Comprehensive Income (loss)	5,549	(2,932)	16,855	(2,950)

- The accompanying notes are an integral part of these financial statements -

3

GOLD WHEATON GOLD CORP.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30

US dollars in thousands (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Cash Flows From (used in):
Operating Activities
Net income (loss)	$7,196	$(3,122)	$20,037	$(3,798)
Adjustments for:
Depreciation and depletion	3,833	1,410	11,800	7,187
Unrealized foreign exchange loss	2,120	3,386	1,613	5,357
Loss (gain) from mark-to-market on derivative instruments	2,141	(20)	3,743	(336)
Future income tax	1,116	(92)	3,780	4,485
Interest income	(413)	—	(795)	—
Interest expense	583	595	2,467	1,423
Stock-based compensation	—	—	3,063	560
Gain on QUX note settlement (Note 7)	(1,643)	—	(1,643)	—
	14,933	2,157	44,065	14,878
Changes in non-cash working capital (Note 10)	5,828	3,655	(3,876)	3,291
	20,761	5,812	40,189	18,169

Investing Activities
Purchase of short-term investments	(67,892)	(717)	(68,857)	(114,827)
Redemption of short-term investments	83,865	36,757	101,479	89,346
Purchase of note receivable	(663)	—	(20,607)	—
Purchase of long term investments	—	—	—	(2,016)
Deferred acquisition cost	—	(19)	—	(19)
Mineral Interests	—	—	(3)	(75,017)
	15,310	36,021	12,012	(102,533)

Financing Activities
Issuance of long term debt	—	(176)	—	49,323
Warrants exercised	—	—	—	2,130
Proceeds from issuance of equity securities	—	—	—	89,263
Share issue costs	—	—	—	(4,536)
	—	(176)	—	136,180

Effect of exchange rate changes on cash	(1)	327	(328)	327
Increase in cash	36,070	41,984	51,873	52,143

Cash, beginning of the period	37,321	11,674	21,518	1,515

Cash, end of the period	$73,391	$53,658	$73,391	$53,658

Supplemental cash flow information (Note 10)

- The accompanying notes are an integral part of these financial statements -

4

GOLD WHEATON GOLD CORP.

Consolidated Statement of Shareholders’ Equity

September 30, 2010

US dollars in thousands (Unaudited)

	Common Shares	Warrants	Contributed Surplus	Retained Earnings / (Deficit)	Accumulated Other Comprehensive (Loss)/Income	Total
At December 31, 2008	396,763	28,975	3,784	(7,182)	(138)	422,202
Public offering - March 5, 2009	84,146	5,117	—	—	—	89,263
Share issuance costs	(4,536)	(276)	—	—	—	(4,812)
Share issuance costs tax recovery	1,059	56	—	—	—	1,115
Warrants and options exercised	2,252	(121)	—	—	—	2,131
Warrants issued on debt financing	—	3,209	—	—	—	3,209
Expired warrants	—	(1)	1	—	—	—
Fair value of stock options (Note 9)	—	—	560	—	—	560
Net income	—	—	—	(3,798)	—	(3,798)
Other comprehensive income	—	—	—	—	849	849
At September 30, 2009	479,684	36,959	4,345	(10,980)	711	510,719
Warrants issued on debt financing	—	7,428	—	—	—	7,428
Net income	—	—	—	6,107	—	6,107
Other comprehensive income	—	—	—	—	1,244	1,244
At December 31, 2009	479,684	44,387	4,345	(4,873)	1,955	525,498
Fair value of stock options (Note 9)	—	—	3,063	—	—	3,063
Shares issued pursuant to conversion of QUX note (Note 7)	46,552	—	—	—	—	46,552
Net income	—	—	—	20,037	—	20,037
Other comprehensive income	—	—	—	—	(3,182)	(3,182)
At September 30, 2010	$526,236	$44,387	$7,408	$15,164	$(1,227)	$591,968

As at September 30, 2010, the total retained income and accumulated other comprehensive loss was $13,937 thousand (December 31, 2009 - total deficit and accumulated other comprehensive income of $2,918 thousand).

5

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Gold Wheaton Gold Corp. (“Gold Wheaton” or “the Company”) is a mining company with 100% of its operating revenue from the sale of gold and other precious metals.

The Company has entered into a long-term gold and other precious metal contract with FNX Mining Company Inc., a wholly owned subsidiary of Quadra FNX Mining Ltd. (“QUX”, formerly “FNX”), and long-term gold contracts with First Uranium Corporation (Mine Waste Solutions tailings recovery operation and Ezulwini Mine in South Africa) (Note 4).  The production of gold and other precious metals are impacted by the continued operations of the counterparties.  The Company does not control the mining operations.  At any time, any of the operators of the mines may suspend or discontinue operations.

The Company is actively pursuing further growth opportunities, primarily by way of entering into long-term gold purchase contracts.

2.              BASIS OF PRESENATATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for unaudited interim financial information and they follow the same accounting policies and methods of application as the audited financial statements of the Company for the year ended December 31, 2009, except as discussed in Note 3. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal and recurring adjustments) necessary to present fairly the financial position as at September 30, 2010 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for the full year.

On February 4, 2010, the Company graduated to the TSX Exchange.  Also, effective on February 4, 2010, the Company completed a 10:1 common share consolidation of the total number of issued and outstanding common shares approved at the January 11, 2010  Special Meeting of Shareholders.  As a result of the share consolidation, the Company had approximately 143,047,466 common shares.  All stock options and common share purchase warrants were consolidated on the same basis as the common shares and have been re-priced accordingly. The Company has reflected the consolidation retroactively.  Consequently, all share capital, stock options and share purchase warrants are presented on a post-consolidation basis.

3.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)              PRINCIPLES OF CONSOLIDATION

The unaudited interim consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Gold Wheaton (Barbados) Corporation.  All intercompany transactions have been eliminated on consolidation.

6

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

3.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)              FUTURE ACCOUNTING PRONOUNCEMENTS

Business combination, non-controlling interest, and consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time. The Company does not anticipate that the adoption of these Sections would have a material impact on its financial position and results of operation.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

4.              MINERAL INTERESTS

	September 30, 2010			December 31, 2009
	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net

QUX	$399,240	$22,276	$376,964	$399,240	$14,279	$384,961
MWS	106,997	7,771	99,226	125,172	4,713	120,459
EMC	50,096	751	49,345	50,093	6	50,087
	$556,333	$30,798	$525,535	$574,505	$18,998	$555,507

The value allocated to reserves or Estimated Reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves or Estimated Reserves at the mine.  The value associated with resource and exploration potential is the value beyond proven and probable reserves or Estimated Reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves, Estimated Reserves, or written off due to non-recoverability.

7

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

4.              MINERAL INTERESTS (continued)

	September 30, 2010			December 31, 2009
	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

QUX	$35,541	$341,423	$376,964	$43,538	$341,423	$384,961
MWS	99,226	—	99,226	114,227	6,232	120,459
EMC	2,566	46,779	49,345	3,308	46,779	50,087
	$137,333	$388,202	$525,535	$161,073	$394,434	$555,507

QUX

On July 15, 2008, the Company entered into an agreement (“QUX Agreement”) with FNX Mining Company Inc., a wholly owned subsidiary of Quadra FNX Mining Ltd., to purchase 50% of the contained gold equivalent ounces in ore mined and shipped from the QUX operations in Sudbury Ontario, Canada.  Total upfront consideration paid was $399.1 million (CDN$400 million).  In addition the Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflationary adjustment starting in 2011) or the then prevailing market price per ounce of gold. The $399.1 million was satisfied by the payment of $174.6 million in cash, the issue of 35 million common shares valued at $174.6 million (CDN $175 million) and a promissory note for $49.9 million (CDN$50 million) (the “QUX Note”).

On July 16, 2010, the Company satisfied its obligation to pay the QUX Note through the issuance to QUX of 20,464,126 common shares of the Company.

Mine Waste Solutions (“MWS”)

On November 28, 2008, the Company entered into an agreement (“MWS Agreement”) with Chemwes (Proprietary) Limited, a subsidiary of First Uranium Corporation (“First Uranium”).  Gold Wheaton will purchase 25 percent of the life-of-mine gold production from First Uranium’s Mine Waste Solutions tailings recovery operation (“MWS”) in South Africa.  Total upfront payment was $125 million.

In addition, the Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2012).

Gold Wheaton is not required to fund any capital expenditures at MWS, including any expansion projects.

Under terms of the original MWS Agreement, MWS would refund the Company $42 million (“Completion Penalty Payment”) if the third expansion of the gold plant was not completed with certain minimum technical requirements by June 1, 2010, $30 million of which could be recouped by MWS under certain performance conditions.

8

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

4.              MINERAL INTERESTS (continued)

In April 2010, pursuant to the Company’s participation in the CDN$150 million in senior secured convertible notes (the “First Uranium Notes”) issued by First Uranium due March 31, 2013, the Company has agreed to amend the MWS Agreement Completion Penalty Payment terms for an initial payment of 14,000,000 common shares in the capital of First Uranium (“Common Shares”) equal to CDN$18.2 million, based on a price of CDN$1.30 per Common Share.

Under amended terms, if the construction of the third gold plant has not been completed or has been completed but has not satisfied the Technical Completion Test (as defined in the MWS Agreement) by September 1, 2011, MWS shall pay Gold Wheaton $1.5 million on the first day of each of the months of September, October, November and December 2011 unless such construction and Technical Completion Test have been satisfied prior to such date.

If, on December 1, 2011 such construction and Technical Completion Tests have not been satisfied, Gold Wheaton will be paid a further $30 million by MWS, such sum to be settled in cash or in common shares of First Uranium at the election of Gold Wheaton (at the lowest issue price permitted by the rules of the Toronto Stock Exchange).

If MWS completes construction and the Technical Completion Test (as defined in the MWS Agreement) has been met within one year of December 1, 2011, Gold Wheaton shall refund MWS $30 million. If MWS completes construction and the Technical Completion Test (as defined in the MWS Agreement) has been met after one year but within two years of December 1, 2011, Gold Wheaton shall refund $20 million to MWS.

Ezulwini Mining Company (Proprietary) Limited (“EMC”)

On December 8, 2009, the Company entered into an agreement with EMC (“EMC Agreement”), a subsidiary of First Uranium.  Gold Wheaton will purchase the greater of 16,500 and 19,500 ounces of gold in 2010 and 2011, respectively and 7 % of the gold production and thereafter, 7 % of the life-of-mine gold production from EMC’s Ezulwini Mine in South Africa.  Total upfront payment was $50 million.

In addition, the Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2013).

9

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

5.              NOTE RECEIVABLE

In April 2010, Gold Wheaton acquired CDN$20 million of First Uranium Notes due March 31, 2013.  Each First Uranium Note has a principal amount of CDN$1,000 and is convertible into 769.2307 common shares of First Uranium representing a conversion price of CDN$1.30 per share.  The First Uranium Notes bear interest at a fixed rate of 7% per annum, payable semi-annually in arrears on September 30 and March 31 of each year, commencing on September 30, 2010.

The Company has allocated the consideration paid for the First Uranium Notes between the note receivable component and the derivative financial asset on the basis that the fair value of the receivable component on acquisition is the residual amount after deducting the fair value of the option conversion component.    The note receivable component is classified as loans and receivables and is measured at amortized cost. The conversion option component is a derivative financial asset and is measured at fair value with changes in fair value recorded in earnings (Note 6).

The carrying value of the First Uranium Note is as follows:

	CDN	US
Note receivable face value	$20,000	$19,944
Conversion option value	(7,581)	(7,560)
Transaction costs	665	663
Original note receivable	13,084	13,047
Interest Accretion	823	795
Foreign exchange	—	(328)
	13,907	13,514

10

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

6.              INVESTMENTS

	September 30, 2010			December 31, 2009
	Cost	Unrealized gain (loss)	Fair Value	Cost	Unrealized gain (loss)		Fair Value

Short term investments:
Held-for-trading:
- Canadian dollar guaranteed investment certificates	34,707	32 (1)	34,739	64,436	648	(1)	65,084
- US dollar redeemable short term investment deposit	—	—	—	500	—		500
Available-for-sale:
- First Uranium Corporation shares	17,847	(6,283)	11,564	—	—		—
Total short-term investments	52,554	(6,251)	46,303	64,936	648		65,584

(1) Unrealized gains and losses on Canadian dollar government insured certificates relates to foreign exchange movements.

Long term investments:
Held-for-trading:
- Sandstorm Resources Ltd warrants	659	1,445	2,104	659	511	1,170
- First Uranium Corporation note receivable conversion option	7,560	(4,678)	2,882	—	—	—
	8,219	(3,233)	4,986	659	511	1,170

Available-for-sale:
- Sandstorm Resources Ltd shares	$3,026	$5,185	$8,211	$3,306	$2,392	$5,698
- Sandstorm Metals and Energy Ltd shares	280	(146)	134	—	—	—
	$3,306	$5,039	$8,345	$3,306	$2,392	$5,698

Total long-term investments	$11,525	$1,806	$13,331	$3,965	$2,903	$6,868

11

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

6.              INVESTMENTS (continued)

a)              On April 22, 2009, Gold Wheaton acquired by way of an equity offering 6,250,000 common shares and 3,125,000 warrants of Sandstorm Resources Ltd (“Sandstorm”) for total consideration of $2.0 million.  The warrants are exercisable at a price of $0.60 until April 23, 2014.

b)             On October 14, 2009, Gold Wheaton acquired by way of an equity offering 4,444,444 common shares and 2,222,222 warrants of Sandstorm for total consideration of $2.0 million.  The warrants are exercisable at a price of $0.60 until April 23, 2014.

c)              On May 18 2010, Gold Wheaton acquired 305,555 common shares of Sandstorm Metals & Energy Ltd (“Sandstorm Metals”) by way a distribution of the common shares of Sandstorm Metals to the shareholders of Sandstorm on completion of the spin-out of Sandstorm Metals & Energy Ltd.

The Sandstorm Chief Executive Officer is a director of the Company.

d)             In April 2010, Gold Wheaton acquired CDN$20 million of First Uranium Notes due March 31, 2013.  Each First Uranium Note has a principal amount of CDN$1,000 and is convertible into 769.2307 common shares of First Uranium representing a conversion price of CDN$1.30 per share.  The First Uranium Notes bear interest at a fixed rate of 7% per annum, payable semi-annually in arrears on September 30 and March 31 of each year, commencing on September 30, 2010.

The Company has allocated the consideration paid for the First Uranium Notes between the note receivable component and the derivative financial asset on the basis that the fair value of the receivable component on acquisition is the residual amount after deducting the fair value of the option conversion component. The note receivable component is classified as loans and receivables and is measured at amortized cost. The conversion option component is a derivative financial asset, is measured at fair value with changes in fair value recorded in earnings.

Pursuant to the Company’s participation in the First Uranium Notes and amendment to  the MWS Agreement Completion Penalty Payment terms, Gold Wheaton acquired 14,000,000 common shares in the capital of First Uranium (“Common Shares”) equal to CDN$18.2 million, based on a price of CDN$1.30 per Common Share.

The estimated fair value of conversion option of the First Uranium Notes on acquisition was estimated to be $7,560 using the Black-Scholes Model.  The estimated fair value of conversion option of the First Uranium Notes at September 30, 2010 was estimated to be $2,882 using the Black-Scholes Model.

The assumptions used in estimating the fair value are summarized as follows:

	September 30, 2010		April 8, 2010
First Uranium Share Price	CDN$	0.85	CDN$	1.30
Risk free interest rate	1.43%		1.81%
Dividend yield	Nil		Nil
Expected volatility	56.43%		54.28%

12

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

6.              INVESTMENTS (continued)

For the three and nine months ended September 30, 2010 and 2009, the Company recorded mark-to-market gains in other comprehensive income and net income of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Mark-to-market (losses) / gains included in income	$(2,141)	$20	$(3,743)	$336
Mark-to-market (losses) / gains included in other comprehensive income	$(1,883)	$218	$(3,637)	$975

7.              LONG TERM LIABILITIES

	September 30, 2010	December 31, 2009

QUX Note (CDN$50 million)	$—	$46,594
10% Senior Secured 1 Notes due May 26, 2014:
Series 1 (CDN $57 million)	53,129	50,049

10% Senior Secured 2 Notes due Nov 26, 2014:
Series 2 (CDN $50 million)	43,504	40,595
	96,633	137,238

Current Portion	(3,598)	(47,592)
	$93,035	$89,646

The carrying value of the Secured 1 and 2 Notes as at September 30, 2010 is as follows:

	CDN	US
Original promissory note	$107,000	$98,142
Warrants issued	(11,464)	(10,637)
Transaction costs	(1,888)	(1,687)
Interest	5,789	5,555
Foreign exchange	—	5,260
	99,437	96,633

Current portion	(3,702)	(3,598)
	$95,735	$93,035

13

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

7.              LONG TERM LIABILITIES (continued)

On May 26, 2009, the Company issued the 10% Senior Secured Notes due May 26, 2014, Series 1 (the “Secured 1 Notes”), with a principal amount of CDN$57 million and interest payable semi-annually.  The principal amount of CDN$57 million is due on May 26, 2014 with an effective interest rate of 12.3%.  Under the Note Indenture, the Company is required to maintain certain financial covenants.  At September 30, 2010, the Company is in compliance with its debt covenants.  The Secured 1 Notes are secured by the Company’s mineral interests.

On November 26, 2009, the Company issued the 10% Senior Secured Notes due November 26, 2014, Series 2 (the “Secured 2 Notes”), with a principal amount of CDN$50 million and interest payable semi-annually.  The principal amount of CDN$50 million is due on November 26, 2014 with an effective interest rate of 14.1%.  Under the Note Indenture, the Company is required to maintain certain financial covenants.  At September 30, 2010, the Company is in compliance with its debt covenants.  The Secured 2 Notes are secured by the Company’s mineral interests.

In connection with the issuance of the Secured 1 and 2 Notes, the Company issued 7,125,000 warrants on Secured 1 Notes and 6,250,000 warrants on Secured 2 Notes.  Both are exercisable at CDN$5.00 per warrant to the Secured 1 Notes and Secured 2 Notes holders.

On July 16, 2010, the Company satisfied its obligation to pay the QUX Note due through the issuance to QUX of 20,464,126 common shares of the Company based on a 20-day volume average price of the Company’s common shares ending June 30, 2010 of CDN$2.44 per share.

The fair value of the Company’s shares issued on July 12 2010 was $46,552 (CDN$2.36 per share), and the Company recorded a gain on settlement of the QUX Note of $1,643 thousand.

	CDN	US
QUX promissory note	$50,000	$48,195
Fair value of the Company’s shares issued	48,295	46,552
Gain on QUX note settlement	$1,705	$1,643

8.             RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2010, the Company recorded consulting fees of $196 thousand and $558 thousand respectively (three and nine months ended September 30, 2009 - $153 thousand and $431 thousand respectively) to companies controlled by a director or officer.

During the three and nine months ended September 30, 2010, the Company purchased $4.7 million and $14.7 million respectively (three and nine months ended September 30, 2009 - $0.4 million and $6.7 million) of precious metals from QUX, which owns approximately 34.5% as of September 30, 2010 of the Company’s common stock and has one director in common.  At September 30, 2010 and December 31, 2009, the Company owes QUX $11.2 million and $10.2 million respectively for precious metals purchased, which has been recorded in accounts payable and accrued liabilities.

These transactions were in the normal course of operations and were measured at the exchange amount which was the amount established and agreed to by the related parties.

14

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

9.              SHARE CAPITAL

a)              Share capital

Authorized:

•          Unlimited common shares without par value.

•          Unlimited preferred shares without par value.

b)              Issued

Common shares:

Number of Common Shares
Balance, December 31, 2008	94,422,166
Issued pursuant to March 5, 2009 public offering	46,000,000
Options exercised	500
Warrants exercised	2,624,800
Balance, December 31, 2009	143,047,466
Issued pursuant to conversion of QUX note (Note 7)	20,464,126
Balance, September 30, 2010	163,511,592

c)              Share Purchase Warrants

As at September 30 2010, the following share purchase warrants were outstanding:

	Number of Warrants	Weighted Average Exercise Price Per Warrant (CDN)	Expiry date
Balance, December 31, 2008	28,640,499	$9.20
Public Offering- March 5, 2009	23,000,000	$5.00	March 5, 2011
Exercised	(2,624,800)	$1.00
Expired	(15,700)	$1.00
Debt Offering - May 26, 2009 (Note 7)	7,125,000	$5.00	May 26, 2014
Debt Offering - Nov. 26, 2009 (Note 7)	6,250,000	$5.00	November 26, 2014
Balance, December 31, 2009	62,374,999	$7.08
Balance, September 30, 2010	62,374,999	$7.08

15

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

9.              SHARE CAPITAL (continued)

d)              Stock Options

The Company follows the policies of the TSX, under which it is authorized to grant options to acquire up to 10% of the issued and outstanding common stock of the Company (the “Plan”).  Under the Plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of five years.

A summary of the changes in stock options is presented below:

	Number of Options	Weighted Average Exercise Price Per Option (CDN)
Balance, December 31, 2008	1,773,000	$5.80
Granted	792,000	$2.50
Exercised	(500)	$2.50
Expired	(5,000)	$4.54
Balance, December 31, 2009	2,559,500	$4.76
Granted	2,735,000	$2.72
Expired	(43,500)	$3.55
Balance, September 30, 2010	5,251,000	$3.70

At September 30, 2010, stock options to purchase common shares were exercisable as follows:

Exercise Price Per Option (CDN)	Number of Options Outstanding	Exercisable	Contractual Life (Years)
$3.70	105,500	105,500	2.58
$5.90	1,598,000	1,598,000	2.70
$6.00	55,000	55,000	3.05
$2.50	787,500	787,500	3.62
$2.72	2,705,000	2,705,000	4.38
	5,251,000	5,251,000	3.70

On February 12, 2010, the Company granted 2,735,000 options at an exercise price of CDN$2.72.  These options vested immediately.

16

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

9.              SHARE CAPITAL (continued)

d)     Stock Options (continued)

In May 2009, the Company granted 792,000 options at an exercise price of CDN$2.50.  These options vested immediately.

During the three and nine months ended September 30, 2010, the Company recorded stock based compensation expense of nil and $3.1 million respectively (Three and nine months ended September 30, 2009 - nil and $0.6 million). The weighted average fair value of the stock options granted in 2010 is $1.12 per stock option. No stock options were granted during the three months ended September 2010 and 2009.

The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options, using the following weighted average assumptions:

	Nine Months Ended September 30,
	2010	2009

Weighted average risk free interest rate	2.23%	1.83%
Dividend yield	Nil	Nil
Expected volatility	46.87%	45.51%
Weighted average expected option life	5 years	5 years

e)              Diluted Earnings per Share

Diluted earnings per share is calculated based on the following:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Net income (loss)	7,196	(3,122)	20,037	(3,798)

Basic weighted average number of shares outstanding	161,064,794	143,046,967	149,119,239	132,657,375
Effect of dilutive securities Stock options	304,403	—	194,035	—
Diluted weighted average number of shares outstanding	161,369,197	143,046,967	149,313,274	132,657,375

17

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

9.              SHARE CAPITAL (continued)

e)              Diluted Earnings per Share

During the three and nine months ended September 30, 2009, all stock options and share purchase warrants would be anti-dilutive as the Company recorded a net loss for the period.

The following table of stock options and share purchase warrants are excluded from the computation of diluted earnings per share because they were anti-dilutive for the three and nine months ended September 30, 2010 respectively.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009

Stock options	1,758,500	2,565,000	1,758,500	2,565,000
Share purchase warrants	62,374,999	56,124,999	62,374,999	56,124,999

10.       SUPPLEMENTAL CASH FLOW INFORMATION

a)              Changes in non-cash working capital are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Accounts receivable	$4,646	$5,421	$(6,966)	$5,152
Other assets	60	(5)	(31)	266
Accounts payable and accrued liabilities	(1,770)	(3,067)	406	(3,979)
Note receivable - interest receivable	299	—	—	—
Interest on loans payable	2,593	1,306	2,715	1,852
Change in non-cash working capital	$5,828	$3,655	$(3,876)	$3,291

b)     The Company made no cash outlays in respect of income taxes during the three and nine months ended September 30, 2010 and 2009.  The Company made the following outlays in respect of interest.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Interest paid	—	—	5,010	—

18

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

10.       SUPPLEMENTAL CASH FLOW INFORMATION (continued)

c)              Other non cash transactions that occurred during the three and nine months ended September 30, 2010 and 2009 are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

14,000,000 First Uranium Corporation common shares (Note 6)	$—	$—	$18,174	$—

305,555 Sandstorm Metals & Energy Ltd common shares received on Sandstorm Resources Ltd spin-out of Sandstorm Metals & Energy Ltd. (Note 6)	$—	$—	$280	$—

Settlement of QUX note by issuance of 20,464,126 shares (Note 7)	$46,552	$—	$46,552	$—

11.       FINANCIAL INSTRUMENTS

Credit Risk

There have been no significant changes in the Company’s credit risk exposures during the three and nine months ended September 30, 2010, except for the Company’s credit risk exposure on the acquisition of CDN$20 million of First Uranium Notes due March 31, 2013.

The maximum exposure to credit risk is approximately equal to the carrying value of the financial assets.

Market Risk

i)               Interest Rate Risk

There have been no significant changes in the Company’s interest rate risk exposures during the three and nine months ended September 30, 2010.

ii)           Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company receives revenue in US dollars, incurs expenses in US and Canadian dollars and its reporting currency is the US dollar.

A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows.

19

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

11.       FINANCIAL INSTRUMENTS (continued)

ii)           Currency Risk

The Company has not entered into any derivative financial instruments to manage exposures to currency fluctuations.

At September 30, 2010, the Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

September 30, 2010
Cash	$22,679
Short-term investments	46,303
Note receivable	13,514
Long-term investments	13,331
Other assets	160
Accounts payable and accrued liabilities	(164)
Current portion of long term liabilities	(3,598)
Long-term liabilities	(93,035)
$(810)

Based on the above net exposures at September 30, 2010, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in approximately $1.8 million and $1.7 million decrease or increase in the Company’s after-tax net earnings and other comprehensive income respectively.

iii)       Commodity price risk

The profitability of the Company will be significantly affected by changes in the market price of gold, platinum and palladium. The level of interest rates, the rate of inflation, world supply and demand of precious metals and stability of exchange rates can all cause significant fluctuations in precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

A 10% change in commodity prices would impact the Company’s after-tax net income as follows:

	Nine Months Ended September 30,
	2010	2009

Gold price	$4,667	$2,128
Platinum price	$1,315	$425
Palladium price	$567	$107

20

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

12.       COMMITMENTS

QUX

In connection with the QUX Agreement (Note 4), the Company has committed to purchase 50% of the contained gold equivalent ounces in ore mined and shipped from the QUX Operations. For each gold equivalent ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflationary adjustment starting in 2011) per ounce and the then prevailing market price per ounce of gold is made.

MWS

In connection with the MWS Agreement (Note 4), the Company has committed to purchase 25% of the gold produced from MWS in South Africa. For each gold ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflation adjustment starting in 2012) per ounce and the then prevailing market price per ounce of gold is made.

EMC

In connection with the EMC Agreement (Note 4), the Company has committed to purchase 7% of the gold produced subject to a minimum 16,500 ounces in 2010 and 19,500 ounces in 2011 from Ezulwini in South Africa. For each gold ounce delivered, a cash payment of the lesser of $400 (subject to an annual inflation adjustment starting in 2013) per ounce and the then prevailing market price is made.

13.       CAPITAL DISCLOSURE

The Company’s primary source of capital is from internal cash generation, the issuance of promissory notes and equity securities.  The Company’s capital management objective is to obtain sufficient capital to further develop or acquire new gold stream opportunities for the benefit of its stakeholders.  To meet these objectives, management monitors the Company’s ongoing capital requirements against unrestricted net working capital and assesses additional capital requirements on specific business opportunities on a case by case basis.

The capital structure of the Company consists of long term liabilities (Note 7) and equity comprising of issued capital, share purchase warrants, contributed surplus, retained earnings and accumulated other comprehensive income which totals $685.0 million at September 30, 2010.

The Company is to maintain certain debt covenants and ensures that any new business opportunities do not impact its ability to meet these debt covenants.

21

GOLD WHEATON GOLD CORP.

Notes to Consolidated Financial Statements

September 30, 2010

In United States dollars, except where noted and tabular dollar amounts in thousands, except per warrant or per option amounts.  (Unaudited)

14.       SEGMENTED INFORMATION

Geographic Information

The Company operates in one reportable operating segment, being the purchase and sale of gold and other precious metals in Canada and South Africa.

	Mineral Interests
	As at September 30, 2010	As at December 31, 2009

Canada	$376,964	$384,961
South Africa	148,571	170,546
	$525,535	$555,507

	Revenue
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2010	2009	2010	2009

Canada	$15,348	$1,422	$46,993	$17,528
South Africa	11,070	5,418	31,203	14,382
	$26,418	$6,840	$78,196	$31,910

15.       SUBSEQUENT EVENTS

a)              Additional investment in Sandstorm.

Subsequent to September 30, 2010, the Company acquired 10,194,100 units (“Units”) offered pursuant to the short form prospectus (the “Offering”) by Sandstorm for a total investment of CDN$7,441,693 million. Each unit entitles the Company to one common share and 1/4 common share purchase warrant. Each whole warrant entitles the Company to purchase one common share at $1.00 at any time prior to the date which is five years following completion of the Offering.

b)     Exercise of stock options.

Subsequent to September 30, 2010, 100,000 stock options with an exercise price of CDN$2.72 were exercised.

22

Schedule “E”

to Business Acquisition Report

PRO FORMA FINANCIAL INFORMATION

FRANCO-NEVADA CORPORATION

PRO-FORMA CONSOLIDATED BALANCE SHEET

(unaudited, in thousands of US dollars, except share amounts)

As at September 30, 2010

			Adjusting Entries			Pro-Forma Consolidated
	Franco-Nevada	Gold Wheaton	Debit	Credit	Note	Balance Sheet
ASSETS
Cash, cash equivalents and short-term investments	$610,688	$119,694	—	620,451	2, 3(d)	$109,931
Royalty receivables	28,654	—				28,654
Accounts receivable	—	35,353				35,353
Prepaid expenses and other	18,135	229				18,364
Current assets	657,477	155,276				192,302

Royalty interests in mineral properties, net	1,050,790	—				1,050,790
Mineral interests	—	525,535	180,254		2	705,789
Interests in oil and gas properties, net	366,344	—				366,344
Note receivable	—	13,514				13,514
Investments	59,934	13,331	411,255	415,692	2, 3(e)	68,828
Future income taxes	16,123	—				16,123
Other	7,672	—				7,672
Unallocated purchase price	—	—	170,680		2, 3(a)	170,680
Total assets	$2,158,340	$707,656				$2,592,042

LIABILITIES
Accounts payable and accrued liabilities	$17,854	$11,624		21,099	2, 3(b)	$50,577
Current portion of long-term liabilities	—	3,598	3,980	7,865	3(d), 3(f)	7,483
Current liabilities	17,854	15,222				58,060

Future income taxes	102,850	7,431	1,197		2	109,084
Long-term liabilities	—	93,035	110,122	17,087	3(d), 3(f)	—
Total liabilities	120,704	115,688				167,144

SHAREHOLDERS’ EQUITY
Common shares	1,910,117	526,236	526,236	323,351	2, 3(c)	2,233,468
Share purchase warrants	—	44,387	44,387		3(c)	—
Contributed surplus	55,642	7,408	7,408	66,706	2, 3(c)	122,348
Retained earnings	61,024	15,164	36,873	21,709	3(c), 3(d), 3(f)	61,024
Accumulated other comprehensive income (loss)	10,853	(1,227)	2,795	1,227	3(c), 3(e)	8,058
Total shareholders’ equity	2,037,636	591,968				2,424,898

Total liabilities and shareholders’ equity	$2,158,340	$707,656	1,495,187	1,495,187		$2,592,042

FRANCO-NEVADA CORPORATION

PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands of US dollars, except per share amounts)

For the Year Ended December 31, 2009

			Adjusting Entries			Pro-forma Consolidated
	Franco-Nevada	Gold Wheaton	Debit	Credit	Note	Statement of Operations
Revenue

Mineral royalties	$96,251	$—				$96,251
Oil and gas royalties and working interests	27,730	—				27,730
Change in fair value - Palmarejo	73,412	—				73,412
Change in fair value - Other	1,570	—				1,570
Dividends	765	—				765
Precious metals sales	—	62,593				62,593
Total revenue	199,728	62,593				262,321

Costs and expenses
Costs of operations	6,637	—				6,637
Costs of precious metals sales	—	23,931				23,931
General and administrative	10,381	3,755				14,136
Business development	2,243	399				2,642
Depreciation and depletion	88,945	13,559	3,664		3(h)	106,168
Write-down on investments	239	—				239
Stock-based compensation expense	4,150	560				4,710
Total costs and expenses	112,595	42,204				158,463

Operating income	87,133	20,389				103,858

Interest income	1,887	219	2,106		3(g)	—
Interest expense and other	(1,729)	(5,771)		5,393	3(d)	(2,107)
Gain (loss) on sale of investments	446	—				446
Other income	3,146	—				3,146
Mark-to-market on share purchase warrants	—	511				511
Foreign exchange gain (loss)	7,755	(5,708)				2,047
Total interest income, (expense) and other	11,504	(10,749)				4,043

Income before income taxes	98,638	9,640				107,901

Income tax expense	(17,759)	(7,331)				(25,090)
Net income	$80,879	$2,309				$82,811

Basic earnings per share	$0.76	$0.02				$0.71
Diluted earnings per share	$0.75	$0.02				$0.70
Basic weighted average shares outstanding	106,683	135,276				116,348
Diluted weighted average shares outstanding	107,799	135,760				117,924

2

FRANCO-NEVADA CORPORATION

PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands of US dollars, except per share amounts)

For the Nine Months Ended September 30, 2010

			Adjusting Entries			Pro-forma Consolidated
	Franco-Nevada	Gold Wheaton	Debit	Credit	Note	Statement of Operations
Revenue
Mineral royalties	$75,032	$—				$75,032
Oil and gas royalties and working interests	28,789	—				28,789
Change in fair value - Palmarejo	51,852	—				51,852
Change in fair value - Other	1,290	—				1,290
Dividends	190	—				190
Precious metals sales	—	78,196				78,196
Total revenue	157,153	78,196				235,349

Costs and expenses
Costs of operations	5,325	—				5,325
Costs of precious metals sales	—	25,194				25,194
General and administrative	7,565	2,646				10,211
Business development	1,472	195				1,667
Depreciation and depletion	65,380	11,800	4,722		3(h)	81,902
Stock-based compensation expense	3,970	3,063				7,033
Total costs and expenses	83,712	42,898				131,332

Operating income	73,441	35,298				104,017

Interest income	2,928	1,784	4,712		3(g)	—
Interest expense and other	(1,639)	(10,193)		9,526	3(d)	(2,306)
Gain (loss) on sale of investments	24,370	1,643				26,013
Other Income (expense)	205	—				205
Mark-to-market (loss) on derivative instruments	—	(3,743)				(3,743)
Foreign exchange gain (loss)	(21,275)	(972)				(22,247)
Total interest income, (expense) and other	4,589	(11,481)				(2,078)

Income before income taxes	78,030	23,817				101,939

Income tax expense	(24,738)	(3,780)				(28,518)
Net income	$53,292	$20,037				$73,421

Basic earnings per share	$0.47	$0.13				$0.59
Diluted earnings per share	$0.46	$0.13				$0.59
Basic weighted average shares outstanding	113,984	149,119				123,649
Diluted weighted average shares outstanding	115,065	149,313				125,190

3

FRANCO-NEVADA CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

December 31, 2009 and September 30, 2010

(Unaudited)

1.                                      Basis of Presentation

On December 13, 2010, Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) and Gold Wheaton Gold Corp (“Gold Wheaton”, “Target Company” or “Target”) announced their intentions to enter into a business combination whereby Franco-Nevada will acquire Gold Wheaton for a combination of shares and cash. Under the terms of an arrangement agreement, dated January 5, 2011, the transaction will be structured as a Plan of Arrangement and Gold Wheaton common shareholders will receive C$5.20 per share, payable in cash or shares, at the election of the holder, subject to caps, pro-ration and further adjustment provisions whereby the maximum cash consideration payable by Franco-Nevada to Gold Wheaton shareholders will be determined by multiplying C$2.08 by the number of Gold Wheaton common shares that are issued and outstanding, excluding any common shares held by Franco-Nevada, at the effective date of the Plan of Arrangement, and the maximum number of Franco-Nevada shares issuable shall be determined by multiplying 0.0934 by the number of Gold Wheaton common shares that are issued and outstanding, excluding any common shares held by Franco-Nevada, at the effective date of the Plan of Arrangement, in each case subject to further adjustments as provided in the Plan of Arrangement.

The effects of the above transaction (the “Acquisition”) with Gold Wheaton have been presented in these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements have been prepared on the basis that each shareholder of the Target Company will receive a combination of (i) C$2.08 per share in cash; and (ii) 0.0934 of a Franco-Nevada common share, in exchange for the Target Company’s common shares (i.e. that full pro-rationing, without further adjustments, will occur).

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)                                  An unaudited pro forma consolidated balance sheet combining the unaudited balance sheets of Franco-Nevada and Gold Wheaton as at September 30, 2010, giving effect to the transaction as if it had occurred on September 30, 2010.

(b)                                 An unaudited pro forma consolidated statement of operations combining (i) the audited consolidated statement of operations of Franco-Nevada for the year ended December 31, 2009 and (ii) the audited consolidated statement of operations of Gold Wheaton for the year ended December 31, 2009, giving effect to the transaction as if it had occurred on January 1, 2009.

(c)                                  An unaudited pro forma consolidated interim statement of operations combining (i) the unaudited interim consolidated statement of operations of Franco-Nevada for the nine months ended September 30, 2010 with (ii) the unaudited interim consolidated statement of operations of Gold Wheaton for the nine months ended September 30, 2010, giving effect to the transaction as if it had occurred on January 1, 2009.

These unaudited pro forma consolidated balance sheet and statement of operations have been presented on the above basis in compliance with relevant securities rules. The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Franco-Nevada for the year ended December 31, 2009 which are available on sedar at www.sedar.com. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Franco-Nevada and the Target Company described above.

Upon the completion of the Acquisition, which is expected to occur in March 2011, Franco-Nevada will be required to present its consolidated financial statements in compliance with International Financial Reporting Standards which has significant differences to Canadian generally accepted accounting policies specifically surrounding the

4

accounting for business combinations. The areas where there may be significant differences between the final accounting for the Acquisition and these unaudited pro forma consolidated financial statements include the (i) date used for the closing price determination of Franco-Nevada common shares to incorporate into the purchase price; (ii) treatment of transaction costs; and (ii) valuation of the shares held in Gold Wheaton by Franco-Nevada prior to the completion of the Acquisition.

Management of Franco-Nevada has consolidated certain line items from the Target Company’s financial statements in an attempt to conform to the presentation of Franco-Nevada’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transaction described in Note 2 in accordance with Canadian generally accepted accounting principles.

These unaudited pro forma consolidated financial statements are not intended to reflect results of operations or the financial position of Franco-Nevada which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma consolidated financial information are not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Target Company are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of the Target Company that exist as of the date of the completion of the Acquisition. Any final adjustments may change the allocation of the purchase price which could affect the fair value assigned to the assets and liabilities and could result in changes to the unaudited pro forma consolidated financial statements.  In addition, the impact of integration activities, the timing of completion of the Acquisition and other changes in the Target Company’s net tangible and intangible assets prior to the completion of the Acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, may cause material differences in the information presented.

2.                                      Acquisition

The business combination will be accounted for by applying the acquisition method, with Franco-Nevada as the acquirer of Gold Wheaton.

In consideration for the acquisition of Gold Wheaton, shareholders of Gold Wheaton can elect to receive either (i) 0.1556 of a Franco-Nevada common share or (ii) C$5.20 cash for each Gold Wheaton common share, excluding common shares of Gold Wheaton held by Franco-Nevada, subject to caps, pro-ration as described above in Note 1 and subject to further adjustments as set out in the Plan of Arrangement, a maximum of approximately 9.7 million Franco-Nevada common shares and cash consideration of approximately $215 million will be available, subject to increase on a pro-rated basis if Gold Wheaton warrants or options are exercised prior to the effective date of the Arrangement. If all Gold Wheaton shareholders elect the same form of consideration, the form of consideration that each shareholder is expected to receive will be approximately 60% in Franco-Nevada common shares and 40% in cash subject to further adjustments as set out in the Plan of Arrangement.

The fair value of the warrants and stock options to be issued by Franco-Nevada will amount to approximately $66.7 million. The total value of the Acquisition is estimated to be $1,040.6 million which is based on the estimated cash consideration, including the amounts paid to acquire the Senior Secured Notes (defined below) the fair value of Gold Wheaton common shares held by Franco-Nevada prior to the Acquisition, and is based on the closing price of Franco-Nevada’s common shares on the Toronto Stock Exchange on December 10, 2010, the last trading day prior to the announcement of the Acquisition.

On December 31, 2010, Franco-Nevada acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from Sprott Asset Management LP for and on behalf of certain funds and from SAMGENPAR Ltd. with an aggregate face value of C$100 million. The notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder has the right to require Gold Wheaton to purchase the notes in the event of a change of control of Gold Wheaton.

5

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from QuadraFNX Mining Ltd. (“QuadraFNX”), representing approximately 34.5% of Gold Wheaton’s then outstanding common shares, for C$4.65 per share. The consideration was payable 100% in cash. The total consideration paid per purchased share to QuadraFNX will be topped-up with cash such that the total consideration received by QuadraFNX will be $5.20, subject to the completion of the Acquisition.

For the purposes of these unaudited pro forma consolidated financial statements, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on the estimated cash to be expended and the closing market price of Franco-Nevada’s common shares on December 10, 2010 which was C$33.41 per each Franco-Nevada share.

Each Target Company warrant which gives the holder the right to acquire shares in the common stock of the Target Company will become exerciseable for either (i) cash or (ii) common shares of Franco-Nevada, based upon the holder’s election at the time of exercise. The warrants have been included in the purchase consideration at their fair value of approximately $54.4 million based on the Black-Scholes option pricing model.

The weighted average assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free rate	1.40%
Dividend yield	0.90%
Volatility	42.0%
Remaining period to expiry - warrants	1.95 yrs

Each Target Company stock option which gives the holder the right to acquire shares in the common stock of the Target Company will become exerciseable to acquire shares in the common stock of Franco-Nevada based on a ratio of 0.1556 shares of Franco-Nevada for every Gold Wheaton stock option. The stock options have been included in the purchase consideration at their fair value of approximately $12.3 million based on the Black-Scholes option pricing model.

The weighted average assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free rate	1.93%
Dividend yield	0.90%
Volatility	52.1%
Expected life - options	3.5 yrs

For the purposes of determining the value of the purchase consideration, the shares, options and warrants have been derived from the latest published financial statements of the Target Company as at September 30, 2010. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma financial statement information for changes in the number of outstanding shares, options and warrants from September 30, 2010 to the transaction closing date.

6

The preliminary purchase price allocation is subject to change and is summarized as follows (in thousands):

Purchase Price:

Cash on acquisition	$509,592

Shares issued on acquisition	323,351

Purchase of Secured Notes	110,859

Warrants	54,433

Options	12,273

Shares held in Gold Wheaton	8,971

Acquisition costs	21,099

$1,040,578

Net assets acquired:

Cash, cash equivalents and short-term investments	$119,694

Accounts receivable	35,353

Prepaid and other	229

Mineral interests	705,789

Note receivable	13,514

Investments	20,660

Unallocated purchase price	170,680

Accounts payable and accrued liabilities	(11,624)

Current portion of long-term liabilities	(7,483)

Future income taxes	(6,234)

$1,040,578

3.                                      Pro forma assumptions and adjustments

The proposed acquisition of Gold Wheaton by Franco-Nevada will be accounted for using Canadian GAAP, CICA Section 1581 ‘Business Combinations’. Certain adjustments have been reflected in the unaudited pro forma consolidated financial information to illustrate the effects of the acquisition where the impact could be reasonably

7

estimated. After consummation of the proposed acquisition of Gold Wheaton, Franco-Nevada will value the identifiable assets acquired and liabilities assumed, including any goodwill that may arise in the acquisition. The actual amounts recorded on the Acquisition will differ from the amounts recorded in these unaudited pro forma consolidated financial statement information.

On September 30, 2010, Gold Wheaton had certain warrants and stock options outstanding, which if exercised would result in an increase in the Gold Wheaton common shares outstanding by approximately 67.3 million shares. The unaudited pro forma consolidated financial statement information reflects the value of those warrants and stock options based on each security holder electing to receive 0.1556 of a Franco-Nevada common share of each warrant and stock option held.

For purposes of preparing the unaudited pro forma consolidated financial statements, Franco-Nevada has made certain assumptions. The unaudited pro forma consolidated financial statement information assumes the completion of the Plan of Arrangement on the basis of 103.5 million common shares of Gold Wheaton being acquired for total consideration of $1,040.6 million, comprising approximately 9.7 million common shares of Franco-Nevada, $215 million in cash and $294.0 million in cash for the QuadraFNX block of Gold Wheaton common shares. For the purposes of the unaudited pro forma financial statement information, Franco-Nevada has assumed that the final form of the consideration that each Gold Wheaton shareholder is expected to receive will be approximately 60% in Franco-Nevada common shares and 40% in cash. The final split of the consideration will depend on decisions relating to the exercise of warrants and options by holders of Gold Wheaton warrants and stock options, the exercise of the holders’ rights to require Gold Wheaton to repurchase certain Senior Secured Notes of Gold Wheaton, elections made by shareholders of Gold Wheaton and certain other adjustments as set out in the Plan of Arrangement.

The measurement of the purchase consideration in the unaudited pro forma financial statement information is based on a Franco-Nevada common share price of C$33.41 and a Gold Wheaton common share of C$4.38, representing the closing prices of each common share on the Toronto Stock Exchange on December 10, 2010, the day prior to the announcement of the Acquisition.

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)                                  An estimated purchase price for the acquisition of Gold Wheaton has been allocated to the acquired assets and assumed liabilities on a pro forma basis as described in Note 2, including the recognition of an unallocated purchase price in the amount of $170.7 million representing the estimated purchase price in excess of the amounts assigned to assets and liabilities.

(b)                                 Transaction costs have been assumed to be $21.1 million based on management’s best estimate.

(c)                                  Book values of the Target’s capital stock, equity accounts, retained earnings and other comprehensive income are eliminated as a transaction adjustment.

(d)                                 In connection with the acquisition of Gold Wheaton, Franco-Nevada acquired a portion of Gold Wheaton’s Senior Secured Notes with an aggregate face value of C$100 million for a total purchase price of C$110 million plus accrued interest. Following the transaction, the notes would be considered inter-company debt, and, therefore, the debt and any associated interest expense, has been eliminated as a consolidation adjustment. Gold Wheaton’s other Senior Secured Notes have a balance of C$7 million, and any associated interest and accretion expenses have been included in the unaudited pro forma consolidated financial statements.

(e)                                  Franco-Nevada held approximately 60.4 million shares of Gold Wheaton prior to the transaction, which included 56.5 million shares acquired from QuadraFNX on January 5, 2011. The cost of the shares has been eliminated as a consolidation adjustment.

(f)                                    Under the terms of the Senior Secured Notes, the holders have the right to require Gold Wheaton to purchase the notes in event of a change of control of Gold Wheaton at a 10% premium to face

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value. Franco-Nevada assumed the holders of the remaining C$7 million notes would exercise their right as a transaction adjustment.

(g)                                 It was assumed that the cash balances and short-term investments of both Franco-Nevada and Gold Wheaton would be utilized to fund the Acquisition and, therefore, interest income earned during the periods were eliminated as a transaction adjustment.

(h)                                 Depletion expense was adjusted to reflect the increase in the carrying value of the mineral assets of Gold Wheaton based on the purchase price allocation.

4.                                      Pro forma share capital

Pro forma share capital as at September 30, 2010 has been determined as follows:

	Number of
	shares	Amount
Number of Franco-Nevada common shares issued and outstanding	114,484,253	$1,910,117,114

Number of Franco-Nevada common shares to be issued to Gold Wheaton shareholders	9,665,920	323,350,892

Pro forma balance	124,151,173	$2,233,468,006

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